

Notice of 2012 Annual Meeting & Proxy Statement

Kemper Corporation
One East Wacker Drive
Chicago, Illinois 60601
kemper.com



One East Wacker Drive
Chicago, Illinois 60601

Notice of Annual Meeting of Shareholders To Be Held May 2, 2012

The 2012 Annual Meeting of Shareholders ("Annual Meeting") of Kemper Corporation (the "Company" or "Kemper") will be held at 10:00 a.m. Central Daylight Time on Wednesday, May 2, 2012, at the Gene Siskel Film Center, 164 North State Street, Chicago, Illinois 60601. Attendees providing proper identification will be directed to the meeting room. The purpose of the Annual Meeting will be to:

(1) Elect a Board of Directors;

(2) Consider and vote on an advisory proposal on the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accountant for 2012; and

(3) Consider and act upon such other business as may be properly brought before the meeting.

The Board of Directors has fixed March 6, 2012 as the record date for determining shareholders entitled to receive this notice and to vote at the Annual Meeting or any adjournments or postponements of the meeting. A list of registered shareholders as of the close of business on March 6, 2012 will be available for inspection at the Annual Meeting and for a period of ten days prior to May 2, 2012 during ordinary business hours at the Company's executive offices located at One East Wacker Drive, Chicago, Illinois 60601.

By Order of the Board of Directors.

C. Thomas Evans, Jr.
Secretary

Chicago, Illinois
March 23, 2012

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 2, 2012: The Company's 2012 Proxy Statement and 2011 Annual Report to Shareholders are available at <ins>proxyvote.com.</ins>

Regardless of whether you plan to attend the Annual Meeting, please vote your proxy as promptly as possible. You may vote by timely returning your signed and dated proxy card in the postage-paid envelope provided, or you may vote by telephone or through the Internet. Instructions are printed on your proxy card. To obtain directions to attend in person, you may contact Investor Relations by telephone at 312.661.4930, or by e-mail at *investor.relations@kemper.com.*

Table of Contents



Proxy Statement for the 2012 Annual Meeting of Shareholders

The Board of Directors ("Board of Directors" or "Board") of Kemper Corporation (the "Company" or "Kemper") is furnishing you with this Proxy Statement to solicit proxies to be voted at Kemper's 2012 Annual Meeting of Shareholders ("Annual Meeting"). The Annual Meeting will be held at 10:00 a.m. Central Daylight Time on Wednesday, May 2, 2012, at the Gene Siskel Film Center, 164 North State Street, Chicago, Illinois 60601. The proxies also may be voted at any adjournments or postponements of the meeting.

The mailing address of our principal executive offices is One East Wacker Drive, Chicago, Illinois 60601. We began sending these proxy materials on or about March 23, 2012 to all shareholders entitled to vote at the Annual Meeting.

All properly executed proxy cards, and all properly completed proxies submitted by telephone or through the Internet, that are delivered in response to this solicitation will be voted at the Annual Meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the meeting.

Questions & Answers about the Annual Meeting & Voting

Proxy and Proxy Statement

What is a proxy?

A proxy is your legal appointment of another person to vote the stock you own. That other person is called a proxy. If you appoint someone as your proxy in a written document, that document is also called a proxy or a proxy card. We have designated Donald G. Southwell, our Chairman, President and Chief Executive Officer, and C. Thomas Evans, Jr., our Associate General Counsel and Secretary, to act as proxies for the Annual Meeting. You do not need to attend the Annual Meeting to vote your shares if you provide a proxy in the manner described in this Proxy Statement.

What is a Proxy Statement?

A Proxy Statement is a document that sets forth the information required by the federal securities laws and regulations administered by the Securities and Exchange Commission ("SEC") which is intended to allow you to vote on an informed basis at the Annual Meeting.

Voting and Record Date

On what am I being asked to vote?

Shareholders will vote on the following proposals at the Annual Meeting:

1. Election of the director nominees listed on page 10 ("Nominees"); and

2. Advisory vote on the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accountant for 2012.

Who can vote?

You are entitled to vote at the Annual Meeting if you owned Kemper common stock ("Common Stock") at the close of business on March 6, 2012. This date is called the record date ("Record Date").

How many shares of Kemper stock are eligible to be voted at the Annual Meeting?

At the close of business on the Record Date, there were 60,154,217 shares of Common Stock issued and outstanding. Accordingly, 60,154,217 shares of Common Stock are eligible to be voted at the Annual Meeting. Kemper had no other voting securities outstanding on the Record Date.

How many votes do I have?

Each share of Common Stock that you owned on the Record Date entitles you to one vote. Your proxy card indicates the number of shares of Common Stock that you owned on the Record Date that may be voted at the Annual Meeting.

How do I give a proxy to vote my shares?

How you give a proxy to vote your shares depends on whether you hold your shares of Common Stock (i) as a "registered shareholder" or (ii) in "street name" through an institution, such as a stock brokerage firm or bank. The shares of a registered shareholder are registered with the Company's transfer agent, Computershare Trust Company, N.A. ("Computershare"), in the shareholder's own name. Shares held in street name are registered with the Company's transfer agent in the name of the stock brokerage firm or other institution (or the name of its nominee), but not in the shareholder's own name. In this case, the institution maintains its own internal records showing the shareholder as the actual beneficial owner of the shares.

Registered shareholders: If you hold your shares of Common Stock as a registered shareholder, you may give a proxy to vote your shares by one of the following methods:

- Complete, sign and date the enclosed proxy card and return it no later than the commencement of the Annual Meeting in the postage-paid envelope provided;

- Call the toll-free telephone number on the proxy card and follow the recorded instructions no later than 10:59 p.m. Central Daylight Time on Tuesday, May 1, 2012;

- Access the proxy voting website identified on the proxy card and follow the instructions no later than 10:59 p.m. Central Daylight Time on Tuesday May 1, 2012; or

- Attend the Annual Meeting in person and deliver a signed proxy or ballot to one of the ushers when requested to do so.

Shares held through 401(k) Plan: For shares held through the Company's employee 401(k) Plan ("401(k) Plan"), proxy cards must be received, and telephone and website voting must be completed, by 1:00 a.m. Central Daylight Time on Monday, April 30, 2012 ("401(k) Deadline"), for your voting instructions to be effective. If you provide timely voting instructions for your 401(k) Plan shares, the plan trustee will confidentially vote your shares in accordance with your voting instructions. In accordance with the terms of the 401(k) Plan, if you do not vote your plan shares before the voting deadline, the plan trustee will vote your shares in the same proportion as all other shares were voted in accordance with timely voting instructions provided to the trustee by all other plan participants.

The telephone and internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions, and to confirm that shareholders' instructions have been recorded properly. Shareholders who wish to give proxy voting instructions over the Internet should be aware that there may be costs associated with electronic access, such as usage charges from internet service providers and telephone companies. In addition, in choosing among the available alternatives for proxy voting, shareholders should be aware that there may be some risk that a vote either by telephone or over the Internet might not be properly recorded or counted because of an unanticipated electronic malfunction. *As described above, please note that the ability of shareholders of record to submit voting instructions by telephone and over the Internet ends at 10:59 p.m. Central Daylight Time on the day before the Annual Meeting, and, for 401(k) Plan shares, at the 401(k) Deadline.* The reason for this cut-off is to allow for the timely assembly and tabulation of voting instruction data.

Shares held in street name: Your broker (or other institution holding your shares of Common Stock in street name) generally will supply you with its own form of proxy card requesting you to provide your voting instructions in writing or, in some cases, by telephone or over the Internet. Following its receipt of your voting instructions, the institution will be authorized to provide a proxy to the Company to vote your shares in accordance with any instructions you provide.

How will my proxy be voted?

If you (or your broker or other institution holding your shares held in street name) properly sign and timely return your proxy card, or timely deliver your voting instructions by telephone or over the Internet, the individuals designated as proxies on the proxy card will vote your shares as you have directed. With respect to Proposal 1, you may choose to vote *"FOR"* or *"AGAINST,"* or to *"ABSTAIN"* from voting for each director Nominee. With respect to Proposal 2, you are given the choice of voting *"FOR"* or *"AGAINST,"* or to *"ABSTAIN"* from voting.

For shares held as a registered shareholder or through the 401(k) Plan, if you sign the proxy card but do not make specific choices, the designated proxies will vote your shares as recommended by the Company's Board of Directors. For shares held in street name, you should contact your broker (or other institution) to determine the method that your shares will be voted if you sign the proxy card but do not make specific choices. **The Board of Directors recommends that you vote "FOR" all of the director Nominees in Proposal 1 and "FOR" Proposal 2.**

What is the effect of marking the proxy card to abstain from voting on any of the Proposals?

A proxy card marked "ABSTAIN" from voting on any of the proposals will be treated as present for purposes of determining a quorum, but will not be counted as votes cast for or against the proposal.

What are broker non-votes and how might they affect voting?

The applicable New York Stock Exchange ("NYSE") rules allow a stockbroker holding securities in street name for its customer to exercise discretionary voting power for those securities with respect to some matters (called "discretionary" matters) but not others (called "non-discretionary" matters), depending on the subject matter of the proposal being voted on. Broker non-votes can occur when a stockbroker does not receive voting instructions from its customer on a non-discretionary matter. Under the current NYSE rules, director elections (and all matters related to executive compensation) are considered non-discretionary matters for which brokers can not vote undirected shares. Therefore, any shares you hold in street name will not be voted with regard to Proposal 1 unless you provide timely voting instructions to your broker. Under the NYSE rules, Proposal 2 is considered a discretionary matter for brokers, and a broker not receiving voting instructions from a customer will be free to cast a vote in its discretion as to this matter.

How will voting on any other business be conducted?

As of the date hereof, the Company's management is aware of no business that may come before the Annual Meeting other than Proposals 1 and 2 as described in this Proxy Statement, and only the Board of Directors may introduce any additional business. However, if any other business should properly come before the Annual Meeting, your proxy card will authorize the persons designated as proxies to vote on any such matters in their discretion.

How will the votes be counted, and how do I find out the voting results after the Annual Meeting?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as inspectors of election. The Company will report the voting results in a Current Report on Form 8-K that we will file with the SEC within four days after the Annual Meeting.

May I revoke my proxy or change my voting instructions?

Shares held as a registered shareholder: You may revoke your proxy or change your voting instructions for registered shares as follows:

- Deliver another signed proxy card with a later date anytime prior to the commencement of the Annual Meeting;

- Notify Kemper's Secretary, C. Thomas Evans, Jr., in writing prior the commencement of the Annual Meeting that you have revoked your proxy;

- Call the toll-free telephone number, or access the proxy voting website, identified on the proxy card and re-vote any time prior to 10:59 p.m. Central Daylight Time on Tuesday, May 1, 2012; or

- Attend the Annual Meeting in person and deliver a new signed proxy or ballot to one of the ushers when requested to do so.

Shares held through the 401(k) Plan: You may revoke your proxy or change your voting instructions for shares held through the 401(k) Plan by completing any of the following:

- Deliver another signed proxy card with a later date prior to the 401(k) Deadline; or

- Call the toll-free telephone number, or access the proxy voting website, identified on the proxy card and re-vote anytime prior to the 401(k) Deadline.

Shares held in street name: You should contact your stockbroker (or other institution holding your shares) to determine the procedures, if any, for revoking or changing your voting instructions for shares held in street name.

If I plan to attend the Annual Meeting, should I give my proxy?

Regardless of whether you plan to attend the Annual Meeting, we urge you to give a proxy. Returning your proxy card or giving voting instructions by telephone or over the Internet will not affect your right to attend the Annual Meeting and vote in person. However, giving a proxy will ensure that your shares are represented at the Annual Meeting in the event that you are unable to attend.

How do I vote in person?

If you owned Common Stock in your own name on the Record Date, your name will appear on the list of registered shareholders of the Company and, if you wish to attend in person, you will be admitted to the Annual Meeting and may vote by written ballot or by delivering a signed proxy card. However, note that: (i) Shares held through the 401(k) Plan must be voted by the 401(k) Deadline and, accordingly, may not be voted in person at the Annual Meeting; and (ii) if your shares are held in the name of a broker, bank or other institution, you must present written evidence at the Annual Meeting from the institution indicating that you were the beneficial owner of the shares on the Record Date and that you have been authorized by that institution to vote your shares in person. This written evidence is generally called a "Legal Proxy" and should be submitted to the Company's Secretary, C. Thomas Evans, Jr., prior to the commencement of the Annual Meeting.

What does it mean if I receive more than one proxy card?

If your Kemper shares are held under different names or in more than one account, you will receive more than one proxy card. Each proxy card will indicate the number of shares you are entitled to vote on that particular proxy card.

Quorum and Required Vote

What is a quorum?

To conduct business at the Annual Meeting, a quorum must be present; that is, a majority of the shares of Common Stock outstanding and entitled to vote as of the Record Date must be represented in person or by proxy at the Annual Meeting. If you properly submit a proxy, your shares covered by that proxy will be counted towards a quorum.

How many votes are required to elect the Nominees for the Board of Directors in Proposal 1?

Under the Company's Amended and Restated Bylaws ("Bylaws"), if a quorum is present, each Nominee for director in Proposal 1 will be elected if the votes cast "FOR" exceed the votes cast "AGAINST" his or her election. Proposal 2 is advisory in nature and non-binding on the Company.

Shareholder Proposals, Nominations and Communications

May a shareholder nominate someone at the 2012 Annual Meeting to be a director of Kemper or bring any other business before the 2012 Annual Meeting?

The Company's Bylaws require advance notice to the Company if a shareholder intends to attend an annual meeting of shareholders in person and to nominate someone for election as a director or to bring other business before the meeting. Such a notice may be made only by a shareholder of record within the time period established in the Bylaws and described in each year's proxy statement. The deadline for notices in relation to the 2012 Annual Meeting has expired, and the Company did not receive any such notices during the prescribed notice period. *Accordingly, no such director nominations or other business proposed by shareholders from the floor of the 2012 Annual Meeting will be in order.* The procedures for shareholders to nominate directors or make other proposals relating to the 2013 Annual Meeting are summarized below in the answers to the following two questions.

How can a shareholder nominate someone to be a director of Kemper or bring any other business before the 2013 Annual Meeting?

In accordance with the advance notice requirements of the Bylaws described above, if a shareholder of record wishes to nominate directors or bring other business to be considered by shareholders at the 2013 Annual Meeting, such proposals must be made in writing to the Company no earlier than February 1, 2013 and no later than March 4, 2013. However, if the date of the 2013 Annual Meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2012 Annual Meeting (*i.e.*, May 2, 2012), then such nominations and proposals must be delivered in writing to the Company no earlier than 90 days prior to the 2013 Annual Meeting and no later than the close of business on the *later* of (i) the 60th day prior to the 2013 Annual Meeting, or (ii) the 10th day following the day on which public announcement of the date of the 2013 Annual Meeting is first made.

All shareholder proposals and notices should be submitted to the Secretary of Kemper, at One East Wacker Drive, Chicago, Illinois 60601.

Please note that these requirements relate only to matters intended to be proposed from the floor of the 2013 Annual Meeting. They are separate from certain SEC requirements that must be met to have shareholder proposals included in the Company's Proxy Statement, as described immediately below.

When are shareholder proposals due so that they may be included in Kemper's Proxy Statement for the 2013 Annual Meeting?

The SEC has enacted amendments to its regulations regarding inclusion of shareholder proposals in company proxy statements, but such amendments are currently the subject to litigation that has cast uncertainty as to the requirements and effective date thereof. Pursuant to the regulations of the SEC that are currently in effect, shareholders who intend to submit proposals for inclusion in the Company's proxy materials for the 2013 Annual Meeting must do so no later than November 23, 2012. Certain other SEC requirements must also be met to have a shareholder proposal included in the Company's Proxy Statement. In addition, these requirements are independent of the advance notice requirements of the Company's Bylaws described immediately above. Under SEC rules in effect on the date of this Proxy Statement, shareholder nominations of persons for election to the Board of Directors are not eligible for inclusion in the Company's proxy materials. All shareholder proposals and notices should be submitted to the Secretary of Kemper, at One East Wacker Drive, Chicago, Illinois 60601.

How may a shareholder or other interested party communicate with the Board of Directors?

Shareholders and other interested parties may communicate with the Board of Directors, or with the non-management directors as a group, by calling the Kemper Corporate Responsibility Hotline ("Hotline") at 866.398.0010 or submitting a report or inquiry online at *listenupreports.com*.

The Hotline and the online reporting function are managed by an independent company, and reports can be made anonymously or confidentially. Communications will be directed to the Chairman of the Nominating & Corporate Governance Committee if addressed to the non-management or independent directors as a group.

Cost of Proxy Solicitation

What are the costs of soliciting these proxies and who pays them?

The Company has retained the services of Innisfree M&A Incorporated ("Innisfree") to aid in the solicitation of proxies. Innisfree estimates that its fees and expenses for these services will not exceed $21,000. The Company will bear the total expense of the solicitation that will include, in addition to the amounts paid to Innisfree, amounts paid for printing and postage and to reimburse banks, brokerage firms and others for their expenses in forwarding proxy solicitation material. Although the principal solicitation of proxies is being made by mail, telephone solicitation may also be made and some proxy materials will be distributed over the Internet. Additional proxy solicitation may be made through direct communication with certain shareholders or their representatives by directors, officers and employees of the Company and its subsidiaries, who will receive no additional compensation for such solicitation.

Additional Information about Kemper and Householding Requests

Where can I find more information about Kemper?

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto are accessible free of charge through its website, kemper.com, as soon as reasonably practicable after such materials are filed with or furnished to the SEC. **You may also obtain at no charge a copy of the Company's most recent Annual Report on Form 10-K, including the financial statements and the financial statement schedules, other materials filed with the SEC and additional information regarding Kemper as follows:**

- Contact Kemper Investor Relations by telephone at 312.661.4930, or by e-mail at investor.relations@kemper.com.
- Write to Kemper at One East Wacker Drive, Chicago, Illinois 60601, Attention: Investor Relations.

How may shareholders with the same address request delivery of either single or multiple copies of the Company's Proxy Statement?

If you share an address with another shareholder, you may have received only one Proxy Statement unless you provided contrary instructions. This is commonly referred to as "householding." If you wish, you may request a separate copy from the Company at the address or phone number noted above. Similarly, if you and another shareholder sharing your address received multiple copies of this Proxy Statement, you may request a single copy for future deliveries of communications from the Company at the address or phone number listed above.

Ownership of Kemper Common Stock

Directors and Executive Officers

The following table shows the beneficial ownership of the Common Stock as of March 6, 2012 (unless otherwise indicated) by: (i) each director; (ii) each executive officer named in the SUMMARY COMPENSATION TABLE on page 46 ("Named Executive Officer" or "NEO"**)**; and (iii) all directors and executive officers as a group. To the Company's knowledge, the beneficial owner has both sole voting and sole dispositive power with respect to the shares listed opposite his or her name, unless otherwise indicated.

Name of Beneficial Owner	Common Shares Held as of 3/6/2012		Stock Options Exercisable On or Before 5/5/2012	Amount and Nature of Beneficial Ownership	Percent of Class(1)
	Unrestricted Common Shares	Unvested Restricted Shares			
Directors					
James E. Annable	54,742	—	28,959	83,701	*
Douglas G. Geoga	7,000	—	32,000	39,000	*
Reuben L. Hedlund	7,020	—	28,000	35,020(2)	*
Julie M. Howard	3,500	—	8,000	11,500	*
Wayne Kauth	11,000	—	25,090	36,090	*
Fayez S. Sarofim	3,706,381	—	4,000	3,706,381(3)	6.2%
Donald G. Southwell— *Chairman, President and Chief Executive Officer*	136,583	45,000	716,516	898,099	1.5%
David P. Storch	5,000	—	8,000	13,000	
Richard C. Vie	177,486	—	607,032	784,518(2)	1.3%
NEOs (other than Mr. Southwell, who is listed above)					
Dennis R. Vigneau—*Senior Vice President and Chief Financial Officer*	1,000	25,000	6,250	32,250	*
Scott Renwick—*Senior Vice President and General Counsel*	60,289	10,000	168,629	238,918	*
Edward J. Konar—*Vice President*	40,814	8,500	67,418	116,732(2)	*
John M. Boschelli—*Vice President and Chief Investment Officer*	21,662	5,500	61,275	88,437	*
Directors and All Executive Officers as a Group (18 persons)	4,409,664	122,050	1,931,592	6,374,020(3)	10.3%

(1) The percentages shown for any individual and for the directors and executive officers as a group are based on the number of shares outstanding on the Record Date, plus shares that the respective individual or the group has the right to acquire through the exercise of stock options that are currently vested or that will vest on or before May 5, 2012 (see footnote (2) below). An asterisk in this column indicates ownership of less than 1% of the outstanding Common Stock. Each outstanding share of Common Stock includes an attached right under the Company's shareholder rights plan adopted August 4, 2004 (the "Rights Plan"). Among other provisions of the Rights Plan, if any person or group beneficially owns 15% or more (22% or more in the case of the Company's existing stockholder, Singleton Group LLC, and certain related persons) of the Common Stock without approval of the Board of Directors, then each shareholder (other than the non-approved acquirer and its affiliates and transferees) would be entitled to buy Common Stock having twice the market value of the exercise price of the rights that has been set at $150 per share.

(2) Shares shown for directors and all executive officers as a group include shares beneficially owned by (i) all directors, (ii) all NEOs, and (iii) all other executive officers of the Company. Such shares include an aggregate total of 1,931,592 shares that all directors and executive officers have the right to acquire as of May 5, 2012 through the exercise of stock options, 6,000 shares held by Mr. Hedlund that are pledged as security for a bank loan, 177,486 shares held by Mr. Vie that are pledged as collateral for a mortgage loan, and 28,616 shares held by Mr. Konar that are pledged as collateral for a line of credit. Shares shown for Mr. Konar also include 3,000 shares held by his wife.

(3) Based on information as of December 31, 2011 contained in a Schedule 13G/A filed jointly with the SEC by Mr. Sarofim and Fayez Sarofim & Co. on February 14, 2012, Mr. Sarofim may be

deemed to be the beneficial owner of 3,706,381 shares of Common Stock. Of such shares, Mr. Sarofim reported sole voting and dispositive power as to 2,461,070 shares, shared voting power as to 1,160,231 shares, and shared dispositive power as to 1,245,311 shares. Substantially all of the shares that are not subject to sole voting and dispositive power are held in accounts managed by Fayez Sarofim & Co. (of which Mr. Sarofim is the Chairman of the Board, President, a director, and the majority shareholder) or by its wholly-owned subsidiaries, Sarofim Trust Co. and Sarofim International Management Company, or are owned directly by Sarofim International Management Company for its own account. Fayez Sarofim & Co. maintains policies that preclude Mr. Sarofim from exercising voting and dispositive power with respect to Common Stock held in accounts managed by Fayez Sarofim & Co. and its subsidiaries. Mr. Sarofim's mailing address is Two Houston Center, Suite 2907, 909 Fannin Street, Houston, Texas 77010.

Certain Beneficial Owners

The following table shows the beneficial ownership of Common Stock by each person, other than the Company's directors and executive officers shown above, known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock. To the Company's knowledge, the beneficial owner has both sole voting and sole dispositive powers with respect to the shares listed opposite the beneficial owner's name, unless otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Singleton Group LLC 11661 San Vicente Blvd., Suite 915 Los Angeles, California 90049	10,534,520(2)	17.5%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	3,852,187(3)	6.4%

(1) Based on the number of shares outstanding on the Record Date. Each outstanding share of Common Stock includes an attached right under the Company's Rights Plan. See footnote (1) to the table in the preceding section entitled "Directors and Executive Officers."

(2) Based on information contained in a Form 4 filed with the SEC on July 20, 2010, the Singleton Group LLC ("LLC") directly owns 10,534,520 shares of Common Stock. As reported in a Schedule 13D/A filed with the SEC on July 14, 2010, the LLC and Christina Singleton Mednick, William W. Singleton and Donald E. Rugg, as managers of the LLC, share voting and dispositive power with respect to the shares of Common Stock held by the LLC, and so may be deemed beneficial owners of all such shares. William W. Singleton and Christina Singleton Mednick reported having indirect interests in these shares as trustees and beneficiaries of certain trusts holding membership interests in the LLC and as managers of the LLC and disclaimed beneficial interest of the shares of Common Stock held by the Singleton Group LLC except to the extent of their respective pecuniary interest therein.

The Schedule 13D/A reported that Donald E. Rugg has sole voting and dispositive power with respect to 349 shares of Common Stock. As a result of these shares beneficially owned outside of the LLC and his role as a manager of the LLC, Donald E. Rugg may be deemed a beneficial owner of 10,534,869 shares of Common Stock, which constitutes 17.5% of the Common Stock.

(3) In a Schedule 13G/A filed with the SEC on February 14, 2012, Dimensional Fund Advisors LP ("Dimensional") reported beneficial ownership of an aggregate of 3,852,187 shares of Common Stock as of December 31, 2011, as to which Dimensional has sole dispositive power and which includes 3,743,611 shares as to which it has sole voting power. According to the Schedule 13G/A, these shares are held by four investment companies to which Dimensional furnishes investment advice and certain other

commingled group trusts and separate accounts for which Dimensional serves as investment manager. Dimensional also disclaimed beneficial ownership of these shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers and persons who beneficially own more than ten percent of the registered class of the Company's equity securities, to file with the SEC reports of ownership and reports of changes in ownership of such securities. Directors, executive officers, and greater than ten percent shareholders are required to furnish the Company with copies of all the reports they file under Section 16(a). Based on the Company's knowledge of stock transfers, its review of copies of reports filed under Section 16(a) and written representations by persons furnished to the Company, the Company believes that all filing requirements applicable to its directors, executive officers and more than ten percent beneficial owners were complied with for the fiscal year ended December 31, 2011.

Proposal 1: Election of Directors

Election

Nine directors are to be elected at the Annual Meeting to serve for a term of one year or until the election of their successors, or as otherwise provided under the Company's Bylaws. If any of the persons named below declines or is unable to serve as a director (which is not anticipated), the individuals designated as proxies on the proxy card reserve full discretion to vote for any or all other persons who may be nominated. The affirmative vote of the majority of the shares of Common Stock that are voted for or against a particular director Nominee, in person or by proxy, at the Annual Meeting is required to elect such director Nominee.

The nominees for the Board are as follows:

Name of Nominee	Age	Principal Occupation	Director Since
James E. Annable	68	Secretary to the Federal Advisory Council of the Board of Governors of the Federal Reserve	1993
Douglas G. Geoga	56	President and Chief Executive Officer of Salt Creek Hospitality, LLC	2000
Reuben L. Hedlund	75	Counsel, McGuireWoods LLP	1993
Julie M. Howard	49	Chief Executive Officer of Navigant Consulting, Inc.	2010
Wayne Kauth	78	Independent Consultant to the Financial Service Industry	2003
Fayez S. Sarofim	83	Chairman of the Board and President of Fayez Sarofim & Co.	1990
Donald G. Southwell	60	Chairman, President and Chief Executive Officer of Kemper Corporation	2002
David P. Storch	59	Chairman of the Board and Chief Executive Officer of AAR Corp.	2010
Richard C. Vie	74	Chairman Emeritus, Kemper Corporation	1990

Business Experience of Nominees

Each of the individuals selected by the Board of Directors to serve as a Nominee for election to the Board of Directors at the Annual Meeting meets the nominee standards for board members previously adopted by the Board of Directors as described below on page 21. The Nominating & Corporate Governance Committee and the Board of Directors believes that each Nominee has demonstrated significant business achievements, ethical principles and commitment to serve the Company and its shareholders, and that the specific experience, qualifications, attributes and skills of each Nominee adds to the collective ability of the Board to perform its duties and discharge its responsibilities with competence, professionalism and expertise. Each Nominee is an incumbent member of the Board of Directors and contributes invaluable institutional knowledge and experience gained from his or her years of service to the Company, including at least nine years of service by each Nominee other than Ms. Howard and Mr. Storch, who joined the Board in 2010.

The following is a summary of the business positions and public-company directorships held by each Nominee over at least the past five years, as well as some specific factors particular to such Nominee that, combined with the generally applicable factors noted above, led the Board to conclude that he or she should be selected as a nominee for election to the Board of Directors at the Annual Meeting:

James E. Annable serves as Secretary to the Federal Advisory Council of the Board of Governors of the Federal Reserve. Previously, Dr. Annable served as Economic Advisor to the Chief Executive Officer of JPMorgan Chase & Co. Prior to his retirement in June 2001, Dr. Annable served as Senior Vice President and Director of Economics for Bank One Corporation, and previously held a variety of offices with the bank and its predecessors.

Dr. Annable holds a doctorate in economics and has extensive experience as an economic advisor to several major financial institutions, as well as the Federal Reserve. His expertise is of particular significance to the Board because changes in the U.S. economy and financial markets can significantly impact the results of operations and financial position of the Company and its subsidiaries.

Douglas G. Geoga is President and Chief Executive Officer of Salt Creek Hospitality, LLC, a privately-held firm engaged in making investments in the hospitality industry. Until December 2009, Mr. Geoga's primary occupation was serving as principal of Geoga Group, L.L.C., a hospitality investment and advisory consulting firm that was founded by Mr. Geoga. Until July 1, 2006, Mr. Geoga served as the President of Global Hyatt Corporation and as the President of Hyatt Corporation and the President of AIC Holding Co., the parent corporation of Hyatt International Corporation, both privately-held subsidiaries of Global Hyatt Corporation which collectively operated the Hyatt chain of full-service hotels throughout the world. In addition, from 2000 through 2005, Mr. Geoga served as the President of Hospitality Investment Fund, L.L.C., a privately-held firm which was engaged in making investments in lodging and hospitality companies and projects.

Mr. Geoga's history as president of Hyatt Corporation, a global leader in its industry, as well as CEO of two private investment firms, brings to the Board the perspective of both an operating executive and one who is sophisticated in corporate investments and finance.

Reuben L. Hedlund is Counsel to McGuireWoods LLP. Previously, Mr. Hedlund was Managing Director of the Chicago law firm of Hedlund & Hanley, LLC, where he had served as managing director or partner of the firm (and its predecessor firms) from July 1991 until September 2009.

Mr. Hedlund's experience as a commercial litigator and corporate governance lawyer, as well as his current role as a Chicago Chapter Director of the National Association of Corporate Directors, provides the Board with a keen understanding of the litigation environment in which the Company and its subsidiaries must operate and expertise in emerging corporate governance issues. These factors make Mr. Hedlund particularly well-suited for his service on the Nominating & Corporate Governance Committee.

Julie M. Howard is Chief Executive Officer and a member of the Board of Directors of Navigant Consulting, Inc., a Chicago-based specialty consulting firm. Ms. Howard has served as Chief Executive Officer and director of Navigant since March 1, 2012. Ms. Howard joined Navigant in 1988 and served as its President from February 2006 to March 2012, and as its Chief Operating Officer from April 2003 until March 2012.

Ms. Howard's business experience and involvement with strategic and operational programs, development of growth and profitability initiatives and regular interaction with a wide range of corporate constituents, contributes unique perspectives and skill sets to the Board in its oversight of the Company's business units and operating companies and their respective strategic initiatives.

Wayne Kauth has been an independent consultant to the financial services industry, specializing in the life/health and property/casualty insurance fields, for more than the past five years. Mr. Kauth is a retired partner of Ernst & Young, LLP where he specialized in accounting and auditing matters for the insurance industry and was the firm's National Insurance Technical Director. Mr. Kauth holds both the Chartered Property & Casualty Underwriter and Chartered Life Underwriter designations and is a fellow of the Life Management Institute. As a certified public accountant, Mr. Kauth has served on a number of committees and working groups for the American Institute of Certified Public Accountants and National Association of Insurance Commissioners.

Mr. Kauth's lengthy career in public accounting with a specialization in the insurance industry provides the Board with a deep understanding of both financial accounting and reporting requirements, financial statement integrity and Sarbanes-Oxley controls, as well as statutory and actuarial accounting complexities unique to the insurance industry, and makes him particularly well-suited for his service on the Audit Committee.

Fayez S. Sarofim has been Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor, for more than five years. Mr. Sarofim is also a director of Kinder Morgan, Inc., one of the largest pipeline transportation and energy storage companies in North America. During the past five years, Mr. Sarofim had also served as a director of Argo Group International Holdings, Ltd., an international underwriter of specialty insurance and reinsurance products in the property and casualty market.

Mr. Sarofim's long track record as one of the nation's premier investment advisors brings to the Board a high level of expertise in the financial markets and securities analysis which are key ingredients in the success of an insurance operation and which make him particularly well-suited for his service on the Investment Committee.

Donald G. Southwell has served as Chairman of the Board of Directors of the Company since January 1, 2010, and has served as President and Chief Executive Officer since August 2006. Mr. Southwell served as President and Chief Operating Officer between February 2002 and August 2006, as Senior Vice President between February 1999 and February 2002, and as Vice President between May 1998 and February 1999. Mr. Southwell served as the President of the Company's insurance operations from October 1999 until February 2002. Mr. Southwell joined Kemper in March 1996 as the head of the Kemper Life and Health Insurance Group.

Mr. Southwell's position as Chief Executive Officer provides a crucial liaison between the Board and the members of the Company's executive and operational management, and his sixteen years of service to the Company, including ten years as its President and twelve years heading its insurance operations, have provided him with an extensive understanding and perspective relative to the Company's business operations, plans and strategies that are essential to the effective functioning of the Board.

David P. Storch is currently Chairman of the Board and Chief Executive Officer of AAR Corp. AAR is a leading provider of diverse products and value-added services to the worldwide aviation/aerospace and government/defense industries. Mr. Storch served from October 2005 until June 2007 as AAR's Chairman of the Board, President and Chief Executive Officer, from 1996 to October 2005 as its President and Chief Executive Officer, from 1989 to 1996 as its President and Chief Operating Officer, and from 1988 to 1989 as its Vice President. Mr. Storch is also a director of KapStone Paper and Packaging Corporation, a leading North American producer of unbleached kraft paper products and linerboard.

Mr. Storch's experiences as a chief executive officer of a large public company, an executive responsible for business development, Chairman of the Board of AAR, a board member of another public company and a business leader in his industry, offer the Board broad and unique perspectives and hands-on knowledge of the challenges of running a public company.

Richard C. Vie served as Chairman of the Board of Directors of the Company from January 1999 through December 2009. Mr. Vie held the executive office of Chairman from August 2006 until his retirement as an employee and executive officer of the Company on December 31, 2009, and currently holds the honorary title of Chairman Emeritus. From March 1992 until August 2006, Mr. Vie served as Chief Executive Officer, and also served as President from March 1992 until February 2002.

Mr. Vie's extensive knowledge and deep understanding of the Company's businesses and the industries in which they operate, gained over his thirty years with the Company and its affiliated companies in a variety of roles, including fourteen years as Chief Executive Officer of the Company and eleven years as its Chairman of the Board, provide invaluable expertise and insight to the Board.

Recommendation of the Board of Directors

The Board of Directors Recommends that You Vote *"For"* the Election of all Nine Nominees for Director in Proposal 1.

Director Compensation

The following table shows the compensation earned for 2011 by the non-employee members of the Board of Directors:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
James E. Annable	119,000	38,488	—	157,488
Douglas G. Geoga	104,000	38,488	—	142,488
Reuben L. Hedlund	87,000	38,488	—	125,488
Julie M. Howard	83,000	38,488	—	121,488
Wayne Kauth	95,000	38,488	—	133,488
Fayez S. Sarofim	71,000	38,488	—	109,488
David P. Storch	72,000	38,488	—	110.488
Richard C. Vie	79,000	38,488	34,838	152,236
Ann E. Ziegler*	15,236	—	20,000	35,236

* As Ms. Ziegler did not stand for reelection in 2011, her service as a director ended on May 4, 2011.

(1) Fees shown in this column were earned for service on the Board and/or Board committees, and include amounts deferred at the election of an individual Board member under the Kemper Corporation Non-Qualified Deferred Compensation Plan. For more information about the Deferred Compensation Plan, see the narrative discussion in the Executive Compensation section under the heading "Deferred Compensation Plan" on page 54.

(2) The amounts shown in this column represent the aggregate grant date fair values of the stock option awards granted on May 4, 2011 to the designated non-employee directors, as calculated in accordance with FASB Accounting Standards Codification ("ASC") Topic 718. The Black-Scholes option pricing model was used to estimate the fair value of each option on the grant date. For a discussion of valuation assumptions, see Note 10 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011. Additional information about director stock option grants is provided on page 15 below in the narrative following the table captioned "2011 Annual Non-Employee Director Compensation Program."

For each non-employee director, the following table shows the total number of outstanding option shares held as of December 31, 2011:

Name	Outstanding Option Shares as of 12/31/11(#)
James E. Annable	36,189
Douglas G. Geoga	40,000
Reuben L. Hedlund	36,000
Julie M. Howard	12,000
Wayne Kauth	29,090
Fayez S. Sarofim	4,000
David P. Storch	12,000
Richard C. Vie*	788,917

* Includes 8,000 shares received as a non-employee director after 2009, and 780,917 shares granted as an employee prior to 2010 under the applicable equity-based compensation plans of the Company.

(3) The amounts shown in this column include the aggregate amount of payments made in 2011 by the Company pursuant to its "Matching Gifts to Education Program" to match donations made by non-employee directors. Under the matching gifts program, the Company will match tax deductible donations of up to $10,000 made to eligible educational institutions by employees, directors and retirees of the Company on a $2 for $1 basis up to an aggregate of $20,000 per donor for donations in any one year. The Company made matching contributions of $6,048 for Mr. Vie and $20,000 for Ms. Ziegler. For Mr. Vie, this column also includes perquisites in the aggregate amount of $28,790, which includes $28,692 in incremental costs to the Company for office and technical support services provided during 2011.

2011 Annual Non-Employee Director Compensation Program

The amounts shown in the Director Compensation table above as "Fees Earned or Paid in Cash" are based on the annual non-employee director compensation program in effect for 2011 which is still in effect for 2012 and provides for the following compensation:

Board/Committee	Annual Committee Chairman Retainer ($)	Annual Member Retainer ($)	Meeting Attendance Fee ($)	Annual Stock Option Awards (#)
Board of Directors	—	35,000	1,500	4,000
Executive Committee	16,000	8,000	—	—
Audit Committee	27,000	12,000	2,000(1)	—
Compensation Committee	15,000	8,000	—	—
Investment Committee	15,000	10,000	3,000(2)	—
Nominating & Corporate Governance Committee	15,000	5,000	—	—

(1) Meeting attendance fee is $2,000 for each Audit Committee Meeting attended on a day other than a day when the Board of Directors meets

(2) Meeting attendance fee is $3,000 for each Investment Committee Meeting attended on a day other than a day when the Board of Directors meets

Under the Company's 2011 Omnibus Equity Plan ("Omnibus Plan"), a director who is not an employee of the Company or any subsidiary of the Company, or has retired as an employee of the Company or a subsidiary of the Company, is eligible to receive grants of options to purchase shares of Common Stock. Such eligible directors automatically receive at the conclusion of each Annual Meeting a grant of options to purchase 4,000 shares of Common Stock. Upon becoming a director, each new member of the Board of Directors who is not employed by the Company receives an option grant covering 4,000 shares of Common Stock under the Omnibus Plan.

The exercise price for all options granted to non-employee directors is the closing price of a share of Common Stock on the grant date. All such options become exercisable on the first anniversary of the grant date, expire on the tenth anniversary of the grant date, and, for options granted prior to 2009, include the right to receive restorative options under specified circumstances. As discussed in the "Compensation Discussion and Analysis" section below, under the heading "Elimination of Restorative Option Program" on page 43, the restorative option program was eliminated on a prospective basis effective in 2009. As a result, annual stock option awards granted by the Company beginning in 2009 do not include the right to receive restorative options. In connection with options granted prior to 2009, restorative options are granted automatically to replace shares of previously-owned Common Stock that an exercising option holder surrenders, either actually or constructively, to satisfy the exercise price, so long as certain requirements are met at the time of exercise. The non-employee directors are eligible to defer up to 100% of the fees earned for service on the board and board committees under the Deferred Compensation Plan. For more information about the Deferred Compensation Plan, see the narrative discussion in the Executive Officer Compensation and Benefits section below under the caption "Deferred Compensation Plan."

All directors are entitled to reimbursement for travel expenses incurred in attending Board of Directors and Board committee meetings and other Company business. Each of the Company's directors, including the directors who are also members of management, is a party to an indemnification and expense advancement agreement with the Company, as permitted by the Delaware General Corporation Law. The provisions of these agreements are substantially the same as the indemnification provisions applicable to the directors under the Company's Bylaws and Certificate of Incorporation, except that the agreements may not be amended or terminated without the written consent of the respective director.

In addition to the compensation received as a non-employee director in 2011, Mr. Vie received payments from the Company to which he was entitled as a former employee. Mr. Vie retired from the Company on December 31, 2009 and, effective January 1, 2010, began to receive benefits under the Company's defined benefit pension plans and to participate in a program offering retiree group health and life insurance coverage, to which he is entitled to participate through July 31, 2013 as a former employee of United Insurance Company of America. As a former executive of the Company's former parent corporation, Teledyne, Inc., Mr. Vie had elected to defer a portion of his compensation that he earned under the Teledyne Management Bonus Compensation Plan ("Teledyne Plan") until his retirement. The Company assumed liability for Mr. Vie's balance under the Teledyne Plan at the time of Kemper's spin-off from Teledyne in 1990. Beginning January 1, 2010, the Company began making payments to Mr. Vie under the Teledyne Plan as a result of his retirement from the Company on December 31, 2009. These amounts will be paid to Mr. Vie on a quarterly basis over a ten-year period.

Corporate Governance

The Company has adopted the following documents which are posted under *Governance* on the Company's website at kemper.com. Copies of these documents may also be obtained free of charge by request to the Company at One East Wacker Drive, Chicago, IL 60601, Attention: Investor Relations.

- Corporate Governance Guidelines
- Charters of the Following Committees of the Board of Directors:
  - Audit Committee
  - Compensation Committee
  - Investment Committee
  - Nominating & Corporate Governance Committee
- Code of Business Conduct and Ethics
- Code of Ethics for Senior Financial Officers
- Director Independence Standards

The Code of Business Conduct and Ethics applies to the Company's directors, officers and other employees. The Code of Ethics for Senior Financial Officers applies to the Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or persons performing similar functions. The Company intends to disclose future amendments to, and any waivers for directors or officers (though none are anticipated) from, the Code of Business Conduct and Ethics or the Code of Ethics for Senior Financial Officers under *Governance* on its website at *kemper.com*.

Related Person Transactions

The Board of Directors has adopted a written policy ("Policy on Related Person Transactions") for review, approval and ratification of transactions involving the Company and "related persons" (directors, executive officers, shareholders owning five percent or more of Common Stock, or immediate family members of any of the foregoing). The Policy on Related Person Transactions covers any related person transaction unless it involves: (i) a transaction generally available to all employees of the Company; (ii) less than $120,000 in the aggregate; or (iii) a relationship as an insurance policyholder entered and maintained in the ordinary course of business of a subsidiary of the Company on terms no more favorable to the related person than those applicable to non-affiliated third parties or those generally available to employees of the Company. Covered related person transactions must be approved or ratified by the Nominating & Corporate Governance Committee of the Board of Directors. In addition, approval under the Policy on Related Person Transactions is required before the Company can make charitable contributions exceeding $120,000 in the aggregate in any fiscal year to a charitable organization for which a related person serves as an executive officer, director, trustee or in a similar capacity.

Upon learning of a proposed or existing related person transaction requiring review under the Policy on Related Person Transactions, management is required to submit the matter for consideration by the Nominating & Corporate Governance Committee, which will review the transaction and make a determination as to whether it is consistent with the best interests of the Company and its shareholders. In its review, the Nominating & Corporate Governance Committee may consider the facts and circumstances it deems significant and relevant to the particular transaction, including such factors as the related person's relationship to the Company and interest in the transaction, the value of the transaction and any reasonable alternatives, and the potential impact of the transaction on the Company, the related person and other applicable parties. No director who is on the Nominating & Corporate Governance Committee will participate in the review or approval under the Policy on Related Person Transactions of a transaction involving such director or a member of his or her immediate family. In accordance with the Policy on Related Person Transactions, the Nominating & Corporate Governance Committee has reviewed certain transactions with the Company involving Fayez Sarofim & Co.

Mr. Sarofim is Chairman of the Board, President, a director, and the majority shareholder of Fayez Sarofim & Co. ("FS&C"), a registered investment advisory firm. FS&C provides investment management services with respect to certain assets of the Company's subsidiary, Trinity Universal Insurance Company ("Trinity") pursuant to an agreement entered into by the parties in the second quarter of 2010. In addition, FS&C provides investment management services with respect to certain funds of the Company's tax-qualified defined benefit pension plan ("Pension Plan") under an agreement between the parties in effect prior to 2010. The agreements governing these services are terminable by either party at any time on 30 days advance written notice. At December 31, 2011, Trinity had $115.2 million in assets, and the Pension Plan had $107.1 million in assets, under management with FS&C. Under these arrangements, FS&C is entitled to fees calculated and payable quarterly based on the fair market value of the assets under management. During 2011, Trinity incurred fees of $0.3 million, and the Pension Plan incurred fees of $0.3 million, in the aggregate to FS&C.

In addition, FS&C provides investment management services as a sub-investment advisor to the Dreyfus Appreciation Fund, an open-end, diversified management investment fund (the "Fund"), offered as one of the alternative investment choices afforded to employees participating in the 401(k) Plan and/or defined contribution retirement plan ("DC Plan"). According to published reports filed by FS&C with the SEC, the Fund pays monthly fees to FS&C according to a graduated schedule computed at an annual rate based on the value of the Fund's average daily net assets. The Company does not compensate FS&C for services provided to the Fund. As of December 31, 2011, Company employees participating in these plans had allocated $19.3 million for investment in the Fund, representing 7% of the total amount invested in such plans.

The Nominating & Corporate Governance Committee performed an initial review of the transactions involving Mr. Sarofim and FS&C at the outset of each relationship and determined that the transactions had been entered into on terms no less favorable to the Company than could have been negotiated with non-affiliated third parties and were consistent with the best interests of the Company and its shareholders. The Nominating & Corporate Governance Committee considers these relationships on an annual basis and reviews any material changes in the related facts and circumstances to ensure that they are consistent with the Company's Policy on Related Person Transactions.

Director Independence

The Board of Directors has adopted categorical standards ("Director Independence Standards") to assist in its determination of director independence as required by Section 303A of the Listed Company Manual ("NYSE Listing Standards") of the NYSE and applicable SEC rules. The Director Independence Standards are posted under *Governance* on the Company's website at *kemper.com.* Under the Director Independence Standards, a director is not independent for purposes of his or her service on the Board of Directors or a particular Board committee unless the director and his or her immediate family members meet all independence requirements applicable to such service under the NYSE Listing Standards and SEC rules.

The Director Independence Standards incorporate by reference certain relationships listed in the NYSE and SEC independence rules. In addition, the Director Independence Standards define four specific types of relationships as categorically immaterial. Two of these types of relationships involve an organization or entity that either received charitable contributions from the Company or engaged in transactions with the Company, in either case to the extent the annual amounts involved did not exceed $120,000. The other two types of relationships are: (i) status as an insurance policyholder of a Company subsidiary in the ordinary course of business of the subsidiary on terms no more favorable to the director than those applicable to policies with unaffiliated third parties or those generally available to Company employees; and (ii) the receipt by a director of administrative support or retirement compensation for prior service from a former employer of such director that has a business relationship with the Company. The Board of Directors believes that these specified types of relationships would not affect or influence the Company's business relationships or create a direct or indirect material interest in the Company's business transactions on the part of a director.

In connection with its annual independence assessment of the individuals recommended by the Nominating & Corporate Governance Committee as nominees for election to the Board of Directors at the 2012 Annual Meeting, the Board of Directors reviewed the applicable independence rules and the factual information derived from the questionnaires and affirmations completed by the individual directors and other available information. The Board of Directors considered Mr. Hedlund's relationship with the Company as a policyholder of one of the Company's insurance subsidiaries, and determined that such relationship is categorically immaterial under the Director Independence Standards.

In connection with the foregoing independence review and consideration of the individual director nominees recommended by the Nominating & Corporate Governance Committee for election to the Board of Directors at the Annual Meeting, the Board of Directors affirmatively determined that, under the NYSE Listing Standards, applicable SEC rules and the Director Independence Standards, a majority of the members of the Board of Directors is independent, that director nominees Annable, Geoga, Hedlund, Howard, Kauth and Storch are each independent and have no material relationships with the Company.

Meetings and Committees of the Board of Directors

The Company's Board of Directors met six times in 2011. Under the Company's Corporate Governance Guidelines, directors are expected to attend Board meetings and meetings of the Board committees on which they serve. Each director attended at least 75% of the 2011 meetings of the Board of Directors and Board committees on which such director served. The non-management members of the Board of Directors meet regularly in executive session. The Chairman of the Nominating & Corporate Governance Committee presides at these executive sessions.

Under the Company's Policy on Director Attendance at Annual Meetings, all directors are expected to attend annual meetings of the Company's shareholders unless unavoidable obligations or other circumstances prevent their attendance. Each of the directors who were members of the Board of Directors on May 4, 2011, the date of the 2011 Annual Meeting, attended such meeting.

The Board of Directors has five principal committees: Audit Committee, Compensation Committee, Executive Committee, Investment Committee and Nominating & Corporate Governance Committee. In addition, Mr. Southwell serves on the Special Equity Grant Committee that was created and delegated limited grant authority under the Omnibus Plan in 2011.

The following table shows the current membership and the number of meetings held in 2011 by each of the principal Board committees:

Audit Committee	Compensation Committee	Executive Committee	Investment Committee	Nominating & Corporate Governance Committee
James E. Annable	James E. Annable*	James E. Annable	James E. Annable	James E. Annable
Douglas G. Geoga	Douglas G. Geoga	Fayez S. Sarofim	Douglas G. Geoga*	Reuben L. Hedlund*
Reuben L. Hedlund	Julie M. Howard	Donald G. Southwell	Fayez S. Sarofim	Julie M. Howard
Julie M. Howard	Wayne Kauth	Richard C. Vie*	Donald G. Southwell	
Wayne Kauth*			Richard C. Vie	
David P. Storch				
7 meetings held in 2011(1)	4 meetings held in 2011	0 meetings held in 2011(1)	8 meetings held in 2011	4 meetings held in 2011

 * Committee Chairman

 (1) Action was also taken by unanimous consent in lieu of meetings in 2011 once by the Audit Committee and four times by the Executive Committee.

The following is a brief description of the functions of the five principal Board committees:

Audit Committee—Assists the Board of Directors in fulfilling its oversight responsibilities with respect to:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent registered public accountant's qualifications, independence and performance; and
- the performance of the Company's internal audit function.

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Among other things, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent registered public accountant, including prior approval of the audit engagement fees and terms.

The Board of Directors has determined that each member of the Audit Committee is independent and financially literate in accordance with the NYSE Listing Standards, that each member of the Audit Committee meets the independence requirements for audit committee membership under the SEC rules, and that Mr. Kauth is qualified as an audit committee financial expert under the SEC rules. The Audit Committee Charter is posted under *Governance* on the Company's website at *kemper.com*.

Compensation Committee—Assists the Board of Directors in fulfilling its responsibilities relating to:

- overseeing the compensation of the Company's executive officers, operating company presidents and group executives;
- reviewing and discussing with management the Compensation Discussion and Analysis section of the Company's annual proxy statement and approving the related Compensation Committee Report;
- reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluating the Chief Executive Officer's performance and compensation in light of such goals and objectives, and setting the Chief Executive Officer's compensation based on such evaluation;

- reviewing and making recommendations to the Board of Directors regarding the Company's incentive compensation and equity-based compensation plans;

- reviewing and approving the base salary, bonus and equity award components of the annual compensation of the executive officers, operating company presidents and group executives;

- setting performance criteria, and certifying the results thereof, for cash bonuses under the Kemper Corporation 2009 Performance Incentive Plan ("Performance Incentive Plan");

- reviewing and approving any employment agreements or severance or change-in-control arrangements involving any of the Company's executive officers;

- approving award recipients and determining the terms of awards under the Omnibus Plan (with the limited exception of awards granted by the Special Equity Grant Committee pursuant to its delegated authority) and administering the Omnibus Plan and its predecessor plans, the 1995 Non-Employee Stock Option Plan ("Director Option Plan"), the 1997 Stock Option Plan ("1997 Option Plan"), the 2002 Employee Stock Option Plan ("2002 Option Plan"), and the 2005 Restricted Stock and Restricted Stock Unit Plan ("Restricted Stock Plan"); and

- reviewing and making recommendations to the Board of Directors on director compensation.

The Board of Directors has determined that each member of the Compensation Committee is independent in accordance with the NYSE Listing Standards. The Compensation Committee Charter is posted under *Governance* on the Company's website at *kemper.com*. Additional information about the Compensation Committee procedures is provided below in the section entitled "Executive Compensation."

Executive Committee—May exercise all powers and authority of the Board of Directors in the management of the business of the Company except for:

- certain powers which, under Delaware law, may be exercised only by the full Board of Directors; and

- such other powers as may be granted to other committees by resolution of the Board of Directors or as defined in the charters of such committees.

Investment Committee—Oversees the Company's investment objectives and policies and reviews the performance of the Company's investment portfolios on a consolidated basis. The Investment Committee is also responsible for review and approval of the policies and objectives for the Company's investment activities that are established and maintained by the Company's Chief Investment Officer. The Investment Committee Charter is posted under *Governance* on the Company's website at *kemper.com*.

Nominating & Corporate Governance Committee—Assists the Board of Directors in fulfilling its responsibilities with respect to:

- identifying potential candidates qualified to become Board members and recommending director nominees to the Board in connection with each annual meeting of shareholders;

- developing and assessing principles and guidelines for corporate governance, executive succession, business conduct and ethics and recommending their adoption and periodic revision to the Company's Board of Directors;

- leading the Board of Directors in its annual review of the Board's performance; and

- recommending director nominees to the Board for each Board committee.

The Board of Directors has determined that each member of the Nominating & Corporate Governance Committee is independent in accordance with the NYSE Listing Standards. The Nominating & Corporate Governance Committee Charter is posted under *Governance* on the Company's website at *kemper.com*.

Selection of Board Nominees

In accordance with its charter, the Nominating & Corporate Governance Committee recommends a full slate of director nominees for election each year at the Annual Meeting. As needed to fill actual or anticipated vacancies on the Board of Directors, the Nominating & Corporate Governance Committee screens and interviews candidates, and conducts inquiries into each candidate's background, qualifications and independence in accordance with the NYSE Listing Standards and SEC rules. The Nominating & Corporate Governance Committee may, in its discretion, retain search firms to identify director candidates.

The Company will consider director recommendations by shareholders that are made in writing, addressed to Kemper's Secretary, and include: (a) the candidate's name, address and telephone number; (b) a brief biographical description of the candidate, including his or her occupation for the last five years and a statement of the qualifications of the candidate to serve as director; and (c) the candidate's signed consent to serve as a director if elected and to be named in the Company's proxy statement as a nominee. The Nominating & Corporate Governance Committee will consider shareholder recommendations using the same standards it uses to assess all other candidates for director.

The Nominating & Corporate Governance Committee evaluates potential nominees for director against the following standards that were previously adopted by the Board of Directors, as well as other attributes and skill sets considered desirable or necessary to address particular needs from time to time:

- The highest ethical standards and integrity.

- Must be willing and able to devote sufficient time to the work of the Board.

- Must be willing and able to represent the interests of shareholders as a whole rather than those of special interest groups.

- No conflicts of interest that would interfere with performance as a director.

- A reputation for working constructively with others.

- A history of achievement at a high level in business or the professions that reflects superior standards.

- Possess qualities that contribute to the Board's diversity.

The primary focus in recruitment and nomination of directors has been on skills and experience. Other than as noted in the last bullet point above, the Nominating & Corporate Governance Committee does not have a specific policy or requirement with regard to its consideration of diversity in identifying director nominees, nor has it attempted to define or limit the concept of "diversity" to any particular set of characteristics. The Nominating & Corporate Governance Committee and the Board of Directors believe that the Board should be comprised of members with complementary and diverse skills and experience which, collectively, contribute breadth of perspective and enable the Board to be an effective overseer of a publicly-traded insurance organization.

Compensation Committee Interlocks and Insider Participation

The Board of Directors has determined that each member of the Compensation Committee is independent in accordance with the NYSE Listing Standards. The Compensation Committee consists of

James E. Annable, Douglas G. Geoga, Julie M. Howard and Wayne Kauth. None of these individuals is a current or former officer or employee of the Company or any of its subsidiaries, and none of these individuals had a relationship with the Company during 2011 which required disclosure by the Company under the SEC rules on transactions with related persons. Related person transactions and the independence of the non-employee members of the Company's Board of Directors are discussed in more detail above under the headings "Related Person Transactions" and "Director Independence."

No executive officer of the Company has served as a director or member of the compensation committee or other board committee of another entity that had an executive officer who served on the Company's Compensation Committee or Board of Directors.

Board Leadership and Role in Risk Oversight

Board's Leadership Structure

The structure of the Company's Board of Directors includes a Chairman of the Board and five principal board committees. The Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee are comprised entirely of independent directors. The Executive Committee and the Investment Committee are comprised of a mix of independent and employee directors.

The Company's Chief Executive Officer, Mr. Southwell, serves as Chairman of the Board. The Chairman of the Nominating & Corporate Governance Committee, an independent director, presides at the executive sessions of the non-management directors. The Company has not otherwise designated a member of the Board as a lead director.

The combined role of Chairman and Chief Executive Officer promotes clarity of corporate focus and unified leadership by the director most familiar with the Company's business, industry and strategic goals, as well as its history and culture. The Company believes that its leadership structure is appropriate for the Company given these benefits and the counterbalancing role provided by the independent oversight of the Company's non-management directors, who meet regularly in executive session, and the significant functions provided by the key Board committees that are comprised of independent directors and that are able to retain independent outside advisors in their discretion.

Board's Role in Risk Oversight

The Board of Directors plays an active role in the oversight of risk assessment and management at various levels of the Board's leadership structure. The Chairman of the Board plays an integral role in identifying the material issues and risks to be brought to the Board's attention. Full board and board committee meetings provide the directors with regular opportunities to discuss key matters and raise questions with management, auditors and any consultants retained by the Board or committee.

The Board is regularly informed by members of the Company's executive and operational management about a wide range of matters that could pose significant risks to the Company. These include, for example, strategic plans, corporate transactions, and significant operational projects and developments. In addition, Board committees have the opportunity to evaluate areas of potential risk on issues pertinent to their particular functional responsibilities. The Audit Committee has oversight responsibilities pertaining to a number of matters that involve potential risk to the Company, most notably, the Company's financial reporting and internal controls, the internal audit function, matters reported through the Hotline, management of insurance-related risks, and the performance of the Company's independent auditors. In carrying out these responsibilities, the Audit Committee reviews, for example, the Company's quarterly and annual financial statements and related SEC disclosures and auditor's reports and communications, enterprise and business unit risk management assessments (including risks associated with catastrophe losses), and internal audit plans and significant findings. The Compensation Committee has oversight responsibilities pertaining to the Company's executive compensation and equity-based compensation programs. In carrying out these responsibilities, the Compensation Committee reviews performance goals and metrics under the Company's Performance Incentive Plan, look-back and projection assessments of such goals and metrics, and levels of ownership of the Company's Common Stock resulting from equity grants to its executives.

Audit Committee Report

This report concerns the Audit Committee and its activities regarding the Company's financial reporting and auditing processes.

The role of the Audit Committee is one of oversight, and does not include conducting audits or determining whether the financial statements are complete and accurate. The responsibility for the completeness and accuracy of the Company's financial statements and the assessment of the effectiveness of the Company's internal control over financial reporting rests with the Company's management. It is the responsibility of the Company's independent registered public accountant to perform an audit of, and to express an opinion on, whether the Company's annual financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America and the effectiveness of the Company's internal control over financial reporting. The responsibility of the Audit Committee is to review and monitor these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed with management and Deloitte & Touche LLP ("Deloitte & Touche"), the Company's independent registered public accountant for the fiscal year ended December 31, 2011, the Company's audited financial statements and the effectiveness of the Company's internal control over financial reporting. The Audit Committee has also discussed with Deloitte & Touche the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Volume 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received from and discussed with Deloitte & Touche its written disclosures and letter regarding its independence required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountant's communications with the Audit Committee regarding independence, and has discussed with Deloitte & Touche its independence. The Audit Committee has considered whether the provision of the non-audit services by Deloitte & Touche described in this Proxy Statement is compatible with maintaining the independence of Deloitte & Touche.

In reliance on these reviews and discussions, and the report of Deloitte & Touche as the Company's independent registered public accountant, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements for the year ended December 31, 2011 be included in the Company's Annual Report on Form 10-K for that year for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF KEMPER CORPORATION

Wayne Kauth —Chairman	Reuben L. Hedlund
James E. Annable	Julie M. Howard
Douglas G. Geoga	David P. Storch

Independent Registered Public Accountant

Independent Registered Public Accountant Fees for 2011 and 2010

Deloitte & Touche, a registered public accountant with the Public Company Accounting Oversight Board, served as the Company's independent registered public accountant for and during the years ended December 31, 2011 and 2010. The following table provides information regarding the fees for professional services provided by Deloitte & Touche for 2011 and 2010.

Fee Type	2011	2010
Audit Fees	$3,730,891	$3,680,424
Audit-Related Fees	299,183	23,000
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$4,030,074	$3,703,424

Audit Fees in 2011 included fees for: (a) the audit of the Company's annual financial statements and to provide an opinion on the effectiveness of the Company's internal control over financial reporting; (b) the review of the financial statements included in the Company's quarterly reports on Form 10-Q; and (c) other services normally provided by the independent registered public accountant, including services in connection with regulatory filings by the Company and its subsidiaries for the 2011 fiscal year. Audit-Related Fees in 2011 related to certain due diligence services and the audit of one of the Company's employee benefit plans.

Audit Fees in 2010 included fees for: (a) the audit of the Company's annual financial statements and to provide an opinion on the effectiveness of the Company's internal control over financial reporting; (b) the review of the financial statements included in the Company's quarterly reports on Form 10-Q; (c) services in connection with the Company's Registration on Form S-3; (d) a comfort letter to underwriters in connection with the Company's issuance of senior notes; and (e) other services normally provided by the independent registered public accountant, including services in connection with regulatory filings by the Company and its subsidiaries for the 2010 fiscal year. Audit-Related Fees in 2010 related to the audit of one of the Company's employee benefit plans.

Pre-Approval of Services

Under its charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accountant, including the prior approval of audit engagements and all permitted non-audit engagements of the independent registered public accountant. Prior approval of non-audit services may be delegated to the Chairman of the Audit Committee. All services provided to the Company by Deloitte & Touche in 2011 and 2010 were pre-approved by the Audit Committee.

Proposal 2:

Advisory Vote on Ratification of Independent Registered Public Accountant

The Audit Committee has selected Deloitte & Touche as the Company's independent registered public accountant for 2012, and the Board is asking shareholders to ratify that selection. Under applicable laws, rules and regulations, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accountant. The Board believes that shareholder ratification of the appointment of the independent registered public accountant, while not legally required, represents good governance practice in light of the significance of the independent registered public accountant's role in the process of ensuring the integrity of the Company's financial statements.

The vote is advisory, which means that the vote is not binding on the Company, our Board of Directors or the Audit Committee. The affirmative vote of a majority of the outstanding Common Stock having voting power present, in person or by proxy, at the Annual Meeting is required to ratify the selection of Deloitte & Touche as the Company's independent registered public accountant for the 2012 fiscal year. In the event that the appointment is not ratified, the Audit Committee will consider whether the appointment of a different independent registered public accountant would better serve the interests of the Company and its shareholders. Despite shareholder ratification, the Audit Committee may appoint a new independent registered public accountant at any time if it determines in its sole discretion that such appointment is appropriate and in the best interests of the Company and its shareholders.

It is expected that representatives from Deloitte & Touche will be present at the Annual Meeting. Such representatives may make a statement if they desire to do so and will be available to respond to appropriate questions.

Recommendation of the Board of Directors

The Board of Directors Recommends that You Vote "*For*" Proposal 2.

Executive Officers

The following narratives summarize the business experience over at least the last five years of the Company's executive officers, other than Mr. Southwell, whose business experience is described above in the section entitled "Business Experience of Nominees." Positions described below as being with the Company may have been held with Kemper or one or more of its subsidiaries. The executive officers serve at the pleasure of the Board of Directors.

John M. Boschelli, 43, was elected Chief Investment Officer in May 2009 and a Vice President of the Company in May 2007. Mr. Boschelli served as the Company's Treasurer from February 2002 until May 2009. Before becoming Treasurer, Mr. Boschelli served as the Assistant Treasurer of the Company, a position he held from December 1997 until April 2002.

Lisa M. King, 52, was elected Vice President—Human Resources of the Company in May 2009, and has served as its Ethics Officer since 2008. Ms. King served as the Company's Director of Human Resources from April 2008 until May 2009. From 2002 until 2008, Ms. King served as Vice President of Human Resources of the Company's wholly-owned subsidiary, Trinity Universal Insurance Company, and, beginning in 2004, as its Ethics Officer. Prior to 2002, Ms. King held a number of human resources positions within the Kemper organization and for affiliates of its predecessor.

Edward J. Konar, 55, was elected a Vice President of the Company in January 2001, and has served as the Life and Health Group Executive since January 2008. Mr. Konar has served as President of the Kemper Home Service Companies since January 2010. From October 2002 until August 2008, Mr. Konar served as Vice President of Corporate Administration. Mr. Konar joined the Company in March 1990 as Tax Director and served in that capacity until October 2002.

Christopher L. Moses, 40, was elected Vice President and Treasurer of the Company in May 2009. Mr. Moses served as Assistant Treasurer for the Company from 2006 until May 2009. Between 1999 and 2006, Mr. Moses held a number of positions with the Company's treasury department.

Scott Renwick, 60, was elected a Senior Vice President of the Company in February 2002, and has served as General Counsel since February 1999. Mr. Renwick served as Secretary between May 1996 and May 2011, and as Counsel between January 1991 and February 1999.

Richard Roeske, 51, was elected a Vice President of the Company in January 2001, and has served as Chief Accounting Officer since August 1999. For a portion of 2010, Mr. Roeske served as interim Chief Financial Officer. Between 1990, when he joined the Company, and 1999, Mr. Roeske held a number of positions with the Company's accounting department.

Dennis J. Sandelski, 51, was elected Vice President—Tax of the Company in May 2010. Mr. Sandelski served as Tax Director of the Company from October 2002 through May 2010, and has held a number of positions within the Company's tax department since 1992.

Frank J. Sodaro, 43, was elected Vice President—Planning & Analysis of the Company in May 2009. Mr. Sodaro served as Assistant Corporate Controller for the Company from June 1998 until May 2009. Prior to 1998, he held a number of positions with the Company's accounting and internal audit departments.

Dennis R. Vigneau, 45, was elected Senior Vice President and Chief Financial Officer in November 2010. Mr. Vigneau had previously served as Senior Vice President and Chief Financial Officer/Deputy Chief Financial Officer of American Life Insurance Company, then a unit of American International Group, Inc., where he had been employed since August 2008. From May 2004 through July 2008, Mr. Vigneau held a number of senior financial positions with Genworth Financial, Inc., a publicly-traded global financial security company, including Senior Vice President and Chief Financial Officer of the Retirement and Protection Segment (2007 – 2008) and Vice President, Finance for Genworth Financial Holding (2004 – 2006).

Executive Compensation

Discussion of Compensation Committee Governance

Compensation Committee Authority and Delegation

The scope and authority of the Compensation Committee is described in the Corporate Governance section above and is set forth in the committee's charter, which is posted under *Governance* on the Company's website at *kemper.com*.

The Compensation Committee has the sole authority to retain outside legal, accounting or other advisors, including compensation consultants to assist the committee in its evaluation of executive compensation, and to approve related fees and other terms of retention of such advisors. Under the terms of its charter, the Compensation Committee may delegate to its subcommittees such power and authority as it deems appropriate, except where delegation is inconsistent with applicable legal and regulatory requirements. However, the Compensation Committee does not presently have any subcommittees, and no such delegations have been made.

The Special Equity Grant Committee of the Board has been delegated authority by resolution of the Board of Directors to grant a limited number of awards under the Omnibus Plan, to designate the recipients of such awards, and to determine the size, terms and conditions of such awards. Under the delegated authority, the Special Equity Grant Committee may grant awards only in situations involving new hires, and may not grant an award to any of the Company's officers who are required to file reports of their beneficial ownership of shares of Common Stock under Section 16 of the Exchange Act ("Section 16 Officers"). The delegated authority, as well as similar authority previously delegated to the Company's Chief Executive Officer under the Company's prior equity-compensation plans that were replaced by the Omnibus Plan, has been used sparingly and is regularly monitored by the Compensation

Committee. More information about delegations and awards thereunder that have been made under the Company's equity-compensation plans is included under the heading "Delegated Authority" in the Compensation Discussion and Analysis section on page 43.

Compensation Committee Process Overview

The Compensation Committee performs an annual review of the Company's executive compensation policies, practices and programs, and of the compensation paid to the Company's executive officers and directors. The evaluation generally begins with an offsite meeting of the Compensation Committee held in the last quarter of each year without the presence of management. At its first meeting each year, typically held in late January or early February, the Compensation Committee makes decisions as to the Company's executive officers, operating company presidents and group executives with regard to the following matters: any changes to the Company's executive compensation plans and programs; determinations as to the current-year base salary and equity-based compensation awards; selection and weighting of specific performance criteria and target bonus percentages for Performance Incentive Plan awards; and validation of performance results for payout of prior-year Performance Incentive Plan awards. At its initial meeting each year, the Compensation Committee also approves awards to other employees under the Company's equity-based compensation plans and determines its recommendations to the Board of Directors about any changes to the non-employee director compensation program.

The Role of Compensation Consultants

The Compensation Committee has engaged the services of an independent compensation consultant in connection with its annual executive compensation review and for such additional services as it has deemed necessary from time to time. The Compensation Committee engaged Exequity LLP ("Exequity") as its independent compensation consultant beginning with its deliberations on executive officer and director compensation for 2011. The Compensation Committee has directed Exequity to provide the committee with benchmarking data based on comparable companies in the industry for certain executive officer positions, data and practices with respect to outside director compensation and advice on current trends and developments related to executive compensation matters in the context of annual shareholder meetings and proxy disclosures. The involvement of Exequity in the 2011 executive compensation decision-making process is described in more detail in the discussion under the heading "Benchmarking Analysis" in the Compensation Discussion and Analysis section below.

The Role of Executive Officers

The Chief Executive Officer ("CEO") plays an important role in the annual compensation decision-making process for the executive officers of the Company other than himself by providing performance assessments and making compensation recommendations to the Compensation Committee. The information provided by the CEO includes annual recommendations regarding any changes to the annual base salary and the equity compensation grants to the other members of senior management and the selection and weighting of the specific performance criteria and target bonus percentages under the Company's Performance Incentive Plan.

The Chief Financial Officer is also involved in the annual compensation decision-making process for executive officers who report directly to him, by providing performance assessments and making compensation recommendations to the CEO for consideration by the Compensation Committee. Additionally, at the request of the Compensation Committee, the Company's management provides data to the committee's independent compensation consultant about the Company's cash and equity-based compensation programs, employee benefit and retirement plans and the compensation and stock holdings of the Company's executive officers.

In addition to considering the benchmarking data provided by its independent compensation consultant, the Compensation Committee also considers the recommendations provided by the CEO with regard to the compensation of the other executive officers, and discusses the rationale and strategy involved in determining these recommendations in meetings with the CEO. The Compensation Committee views its role with regard to the compensation of these other executive officers as collaborative, giving due consideration to the CEO's knowledge and judgment in determining the recommended levels of their compensation.

Non-employee director compensation is determined exclusively by the Board of Directors, after considering recommendations of the Compensation Committee. The Company's executive officers do not make recommendations and are not otherwise involved in the process of analyzing and determining compensation for the non-employee members of the Board of Directors, except that the CEO participates as a Board member when non-employee director compensation is considered and determined by the Board of Directors.

Compensation Discussion and Analysis

Executive Summary

The Company's executive compensation program and its underlying philosophy have always emphasized pay for performance and shareholder-focused awards, with few perquisites and significant portions of compensation consisting of cash bonuses based on performance and stock options, the value of which is based on long-term appreciation of the Company's Common Stock.

Significant changes were made to the executive compensation program beginning in 2009:

- pay mix revised to include more at-risk compensation and an increased mix of short-term and long-term goals

- cash bonus program revised to add 3-year performance-based awards

- equity-based compensation program revised to add 3-year performance-based restricted stock

- restorative option feature eliminated from all stock option awards

- "clawback" clauses added to cash bonus and equity-based compensation award agreements with executive officers for the recoupment or forfeiture of compensation in the event of certain accounting restatements or as otherwise required by law

- change-in-control agreements with executive officers revised (i) to incorporate a "double-trigger" standard conditioning payout on involuntary or constructive discharge in the event of a change-in-control; and (ii) to eliminate excise tax gross-ups

- policy adopted prohibiting directors and employee recipients of equity-based compensation awards from participating in hedging transactions that would limit their risks from decreases in the price of the Company's Common Stock

- Omnibus Plan adopted providing for additional types of performance-conditioned awards for equity-based compensation grants to directors and employees

2011 Say on Pay Proposals

The Company considered the results of the 2011 shareholder vote on the advisory proposals for approval of the Company's NEO compensation ("Say on Pay") and the frequency of future Say on Pay proposals. The Company believes that the high percentage (97.4%) of the shareholder votes in favor of the Say on Pay proposal, and the clear majority vote (58.9%) in favor of a three-year frequency for future Say on Pay proposals, indicates that shareholders are satisfied with the Company's NEO compensation practices. In accordance with the majority shareholder vote in 2011 and the recommendation of the Board of Directors, the Company adopted a three-year frequency for future Say on Pay proposals.

Overview of CEO Compensation

The total compensation provided to the CEO includes three main components: base salary, performance-based annual cash incentive award and long-term cash and equity-based incentive awards. The total value of the CEO's compensation package is heavily weighted to performance-based awards because of the significance of his role to the overall direction and success of the Company. Further, long-term incentive awards represent the largest component of the CEO's compensation, serving the goals of retention as well as alignment with stockholders' interests in the long-term appreciation of the value of the Company's Common Stock.

Compensation Mix: Increasing Focus on Performance-Based Components

The pie charts below illustrate the results of the changes to the executive compensation program that began in 2009 to add more long-term performance-based vehicles. These changes have resulted in a mix of pay for the CEO that consists of more performance-based and long-term awards as a percentage of his annual total compensation package.

CEO Compensation Mix



As illustrated above, for the years 2009, 2010 and 2011, base salary as a percentage of total compensation was 37%, 29% and 27%, and performance-based compensation (including stock options) was 63%, 71% and 73%, respectively. This shift to more "at-risk" compensation was achieved with the addition of both performance-based multi-year cash incentive and performance-based restricted stock awards to the CEO compensation mix beginning in 2009. The trend towards pay for performance continued in 2011.

The percentages shown in the pie charts above are based on annual base salary, target-level values of cash awards under the Performance Incentive Plan ("PIP Awards"), and grant date fair values of equity-based compensation awards. This formulation differs from the values shown in the Summary Compensation Table, as it does not include "Change in Pension Value and Nonqualified Deferred Compensation Earnings" or "All Other Compensation."

Changes for 2012

At its meeting in January 2012, the Compensation Committee approved a CEO compensation package for 2012 that shifted the mix of components to increase performance-based cash awards to a level more consistent with the comparative data for peers provided by Exequity and to reduce reliance on stock options. The Compensation Committee approved a "Target Bonus Percentage" for Mr. Southwell of 75% for each of the Annual and Multi-Year PIP Awards (an increase from 50% approved for 2011), granted him 80,000 stock options (a decrease from 125,000 stock options granted for 2011), and set his 2012 base salary at the same the level approved for 2011. The Compensation Committee determined that the CEO's base salary should be held at the $1,000,000 deductibility limit under Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder ("Internal Revenue Code") to ensure the full deductibility of the base salary.

CEO Compensation and Alignment with Long-Term Interests of Shareholders

As mentioned above, the Compensation Committee has endeavored to enhance the alignment of the CEO's total compensation with the long-term interests of shareholders by including a mix of components in the form of:

- performance-based cash awards tied to achieving key annual and multi-year financial performance metrics such as growth in Earned Premiums, Profit Margins and Return on Equity;

- performance-based restricted stock awards tied exclusively to the performance of Kemper's total shareholder return ("TSR") relative to the Peer Group; and

- stock option awards tied to achieving absolute long-term appreciation in the price of the Company's Common Stock.

CEO Share Ownership

Under the Company's Stock Ownership Policy (as described in more detail on page 42 below), the CEO is required to maintain, at a minimum, ownership of the lesser of 50,000 shares or the number of shares of Common Stock valued at three times his annual base salary. The Compensation Committee closely monitors the CEO's shareholdings and expects him to substantially exceed the formal minimums set forth in the policy. The CEO has exceeded the minimum levels required under the Stock Ownership Policy, as shown in the table below. Thus, the equity-based compensation awards granted to the CEO and his subsequent retention of the number of after-tax shares acquired through the exercise of stock options and vesting of restricted stock have further aligned his interests with those of the Company's shareholders.

Shares of Unrestricted Common Stock(#)	Shares of Unvested Restricted Stock(#)	Total Share Ownership(#)	Value of Shares Owned ($)*	2012 Base Salary($)	Value of Shares Owned as a Multiple of Base Salary (#)
136,583	45,000	181,583	5,166,036	1,000,000	5.2x

  * Based on the closing price ($28.45) of a share of Common Stock on March 6, 2012

TSR Performance: Kemper Common Stock Compared to S&P Supercomposite Insurance Index ("Peer Group")

The metrics of each performance-based restricted stock award granted to the NEOs are based on the relative performance of Kemper's TSR compared to the Peer Group, as discussed in more detail below on page 41. The NEOs would forfeit these awards if the Company's TSR over the applicable performance period falls below the 25th percentile of the S&P Supercomposite Insurance Index ("Peer Group"). The graph below shows relative TSR performance over the period from January 1, 2009, when performance–based restricted stock awards based on relative TSR performance were first awarded by the Company, through December 31, 2011.



Allocation of Specific Elements of Compensation

The basic objective of the Company's executive compensation program is to attract, retain and motivate the performance of the Company's executives by providing compensation packages that include reasonable and competitive direct compensation structured to reward its executives for increasing shareholder value. As mentioned above, recent shifts in the program have added increased emphasis on contingent rewards linked to Company performance. The Company's NEOs receive a few modest perquisites and are eligible to participate in employee health and welfare benefits and retirement plans offered by the Company.

The Company's executive compensation program does not, and has not historically, used fixed formulas to allocate compensation between cash and non-cash compensation, or determine the mix of forms or levels of compensation. Rather, the program includes a range of tools aimed at providing competitive advantage and flexibility to respond to developments within, or otherwise affecting, the Company from time to time. Consistent with the overall program objectives and underlying philosophy described above, the Company emphasizes the compensation elements linked most closely to increasing shareholder value.

Providing a competitive salary is important in achieving the Company's objective of attracting and retaining superior executive talent. An individual's responsibilities and experience as well as competitive marketplace factors are generally taken into account in determining his or her salary. The cash incentive bonus component of compensation furthers the fundamental principle of linking compensation to Company performance, particularly growth and profitability, two metrics that the Company believes are critical to the creation of shareholder value. Equity-based compensation is considered another key source of contingent compensation intended to further align management incentives with shareholder interests. The Compensation Committee strongly believes that stock incentives, including options and performance-based restricted stock, provide an effective means of motivating shareholder-focused behavior by key executives. The Compensation Committee closely monitors share retention by key executives, and imposes a holding period for shares obtained as a result of equity-based compensation awards to executive officers. For more information about executive officer stock ownership, see the discussion on page 42 under the heading "Stock Ownership Policy."

Compensation Strategy and Analysis

General Strategy

In its deliberations on executive compensation, the Compensation Committee considers cash and equity-based compensation in light of their consistency with the Company's underlying principles and objectives, the total value to individual executives and the cost to the Company. Executive compensation decisions incorporate the following three-part strategy by the Compensation Committee:

- Reward results primarily through long-term incentives with contingent value based on stock performance, while closely monitoring senior management's stock retention;

- Consider, with the assistance of its independent compensation consultant, industry data on levels of executive compensation for certain specific positions at similar companies in the industry to assess the extent to which the Company's practices may vary from industry practices and determine whether any noted variances are reasonable, appropriate and purposefully designed to successfully attract and retain skilled executives in a highly competitive marketplace; and

- Obtain a clear understanding of the business strategies and objectives of the CEO and other members of senior management, and their reasoning and recommendations for motivating their key subordinates. The Compensation Committee believes it is important and appropriate to give serious consideration to the views of senior management who run the Company and supervise its key managerial employees.

Benchmarking Analysis

The background work for the compensation decisions made in the first quarter of 2011 began at the end of 2010. In the course of its executive compensation review for 2011, the Compensation Committee considered two benchmarking analyses. The first analysis considered the compensation of the Company's CEO, Chief Financial Officer and General Counsel, based on an analysis of proxy statements. The compensation components in the first analysis, which was provided by Exequity, included base salary, actual bonus, long-term incentives, and total compensation. The second benchmarking analysis considered the compensation components of base salary, target bonus, long-term incentives and total compensation for the Company's CEO and operating company presidents, using data from a proprietary database of Aon Hewitt.

As indicated above, two different groups of comparator companies were utilized in the Exequity compensation benchmarking analysis. One comparator group ("Proxy Group") consisted of ten publicly-traded companies in the insurance industry with profiles similar to the Company's based on information disclosed in their proxy statements. Most of the companies included in the Proxy Group had a majority of their operations in the property and casualty insurance sector of the insurance industry and revenues, assets and market capitalization at levels comparable to those of the Company. The following companies were included in the Proxy Group: Cincinnati Financial Corporation; HCC Insurance Holdings, Inc.; Leucadia National Corporation; Markel Corporation; Old Republic International Corporation; Progressive Corporation; Selective Insurance Group, Inc.; Torchmark Corporation; W. R. Berkley Corporation; and White Mountains Insurance Group, Ltd. The positions of the CEO, Chief Financial Officer and General Counsel were matched, to the extent these positions were disclosed by the companies in the Proxy Group, and compensation data was based on disclosures in proxy statements filed in 2010. As reported in such proxy statements, bonus data included in the analysis were actual bonuses earned in 2009 and paid in 2010. Long-term incentives were annualized and valued using Exequity valuation methodology.

The second comparator group ("Custom Insurance Group") included in the Aon Hewitt analysis encompassed a custom group of twenty-two companies derived from an Aon Hewitt proprietary database of the insurance industry, which includes many privately-held corporations. The large number of companies in this group enabled Exequity to better identify positions within those companies that are comparable to Kemper's operating company presidents, whose blended responsibilities make such a matching process difficult.

The following companies were included in the Custom Insurance Group:

AEGON USA, Inc.	The Hartford Financial Services Group, Inc.
Aetna, Inc.	Humana Inc.
American Family Insurance Group	Kaiser Permanente
American International Group, Inc.	Lincoln National Corporation
Aon Corporation	Metropolitan Life Insurance Company
Blue Cross Blue Shield of Kansas City	Nationwide Insurance Companies
Blue Shield of California	Pennsylvania National Mutual Casualty Insurance Company
The Chubb Corporation	The PMI Group, Inc.
CIGNA Corporation	Protective Life Corporation
CNA Financial Corporation	State Farm Insurance Companies
Coventry Health Care Inc.	Wellpoint, Inc.

The Custom Insurance Group analysis compared the compensation of Kemper's CEO and its operating company presidents with the compensation for comparable positions at companies within the Custom Insurance Group. Long-term incentives were annualized and valued using Aon Hewitt's valuation methodology.

The Compensation Committee utilized the benchmarking data as a test of the reasonability of the compensation paid to the Company's CEO, other executive officers, and operating company presidents. In evaluating the benchmarking data, the Compensation Committee did not follow a rigid process, establish specific pay objectives in evaluating the benchmarking data (such as, for example, targeting different elements of compensation at the median), or utilize the data as part of specific formulas when making compensation determinations for these executives. Instead, the benchmarking data were subjectively considered by the Compensation Committee as one point of reference in its deliberations on compensation levels for these executives, along with other factors such as Company performance, individual performance and the Company's compensation philosophy and objectives.

The Compensation Committee considered the benchmarking analysis as a means of identifying any outliers and determining whether the levels of compensation provided to the CEO, other executive officers, and operating company presidents are within appropriate ranges in comparison to comparable companies. The Compensation Committee believes that the Company's executive compensation program is fair, competitive with marketplace practices and effective in enhancing shareholder value.

Annual Determination of Specific Compensation

The determination of the specific amount of salary, participation level for cash bonus awards and size of equity-based grants for a particular executive officer depends in substantial part on the nature and scope of the responsibilities of the individual's job and the quality and impact of the individual's performance and contributions.

Salary

At its meetings in November 2010 and February 2011, the Compensation Committee deliberated with regard to Mr. Southwell's compensation package for 2011. The Committee considered multi-year comparative compensation summary for Mr. Southwell that had been provided by Exequity at its November 2010 meeting. The Committee reviewed in detail Mr. Southwell's total compensation package (base compensation, annual bonus, long-term incentives, benefits and perquisites and potential change-of-control payments), as well as data on his stock ownership, the value of equity received from the Company's long-term incentive plans and available benchmarking information. The Committee determined that Mr. Southwell's compensation package satisfied its compensation policy for the CEO that emphasizes longer-term incentives and de-emphasizes perquisites and personal benefits. Following its review and discussion of the comparative summary and Mr. Southwell's historical compensation data and his responsibilities, accomplishments and goals, the Compensation Committee decided not to provide a 2011 base salary increase for Mr. Southwell, but to maintain his salary at the level in effect for 2010.

In reviewing the amount of base salary for each of the other executive officers for 2011, the Compensation Committee considered the recommendations made by the CEO based on his assessment of the individual's job performance and contributions, relevant benchmarking analysis, and observations of the Committee with respect to the individual's job performance. The executive officer performance assessments were subjective and did not entail measurement against specific goals or other objective factors. Following its review and discussion, the Compensation Committee decided not to provide a base salary increase for the other NEOs, but to maintain their salaries at the levels in effect for 2010.

Performance Incentive Plan Awards

The Performance Incentive Plan is a cash incentive program used to motivate and reward eligible executives of the Company and its subsidiaries, and provides for annual incentive awards ("Annual PIP Awards") and multi-year incentive awards ("Multi-Year PIP Awards") (collectively "Annual and Multi-Year PIP Awards" or "PIP Awards"). Each year, the Compensation Committee makes a selection of the specific performance criteria applicable to Annual and Multi-Year PIP Awards for a particular year from a range of performance indicators set forth in the Performance Incentive Plan.

The two types of Awards granted under the Plan are:

- *Annual PIP Award*—under which a participant is given the opportunity to earn a cash bonus based on the results of performance criteria measured over a performance period of one year or less.

- *Multi-Year PIP Award*—under which a participant is given the opportunity to earn a cash award based on the results of one or more performance criteria measured over a performance period of more than one year (generally three years).

Threshold, Target and Maximum Performance Levels

For each of the 2011 Annual and Multi-Year PIP Awards granted to the NEOs, the Compensation Committee established threshold, target and maximum performance levels. The threshold performance level is the minimum level of performance that must be met before a payout may occur. The threshold performance level was set at half of the target level, and the maximum performance level was set at twice the target level. The maximum level is set high to encourage excellence and reward superior performance, while at the same time placing a reasonable limit on the size of the potential payout.

2011 PIP Awards and Target Bonus Percentages

At its meeting in February 2011, the Compensation Committee granted Annual and Multi-Year PIP Awards to the NEOs, and assigned a target bonus percentage to each recipient representing a percentage of his annual base salary ("Target Bonus Percentage"). For 2011 Annual PIP Awards, annual base salary is the recipient's base salary in effect as of April 1, 2011. For 2011 Multi-Year PIP Awards, the base salary is the average of the recipient's base salary in effect as of April 1 during each of 2011, 2012 and 2013.

In making its decisions for 2011, the Compensation Committee considered whether the goals and incentives aligned well with the current realities of the insurance industry and the overall business climate in the markets in which the Company was operating. The Compensation Committee approved performance criteria ("Performance Criteria") for the 2011 PIP Awards consistent with those approved under the 2010 PIP Awards, and Target Bonus Percentages of 50% for the 2011 Annual and Multi-Year PIP Awards for each of the NEOs. The 50% Target Bonus Percentages represented increased levels for all of the NEOs other than Mr. Southwell, whose level had previously been set at 50%, and Mr. Vigneau, who joined the Company in November 2010 and so did not receive PIP Awards until 2011. The changes approved for 2011 were intended to increase the percentage of the variable incentive and long-term award components of their compensation, consistent with the shift in the overall executive compensation program that began in 2009. The weightings of the Performance Criteria were revised for Mr. Boschelli's awards to put more emphasis on the pre-tax net investment income yield criteria and less emphasis on the total return of the Company's investments compared to the weighted average peer return criteria.

The Performance Criteria adopted for the 2011 PIP Awards granted to the NEOs were not changed from the 2010 awards, and were designed to take into account the Company's business plans, which included reduction of certain risk exposures, managing capital more efficiently and re-shaping the business mix over time to improve profitability. These Performance Criteria are shown in the following table, and described in more detail in Appendix A to this Proxy Statement:

Performance Criteria for 2011 PIP Awards

Name	Performance Criteria 2011 Annual PIP Award	Performance Criteria 2011 Multi-Year PIP Award
Donald G. Southwell	Annual Kemper Consolidated (1) Earned Premium & Auto Finance Revenue Growth; (2) Profit Margin	3-Year Average of Kemper Consolidated (1) Revenue Growth; (2) Return on Equity
Dennis R. Vigneau	Annual Kemper Consolidated (1) Earned Premium & Auto Finance Revenue Growth; (2) Profit Margin	3-Year Average of Kemper Consolidated (1) Revenue Growth; (2) Return on Equity
Scott Renwick	Annual Kemper Consolidated (1) Earned Premium & Auto Finance Revenue Growth; (2) Profit Margin	3-Year Average of Kemper Consolidated (1) Revenue Growth; (2) Return on Equity
Edward J. Konar	Annual (1) Earned Premium Revenue Growth Rate; (2) Profit Margin; weighted 90% for Kemper Home Service Companies & 10% for Reserve National	3-Year Average of (1) Earned Premium Revenue Growth Rate; (2) Profit Margin; weighted 90% for Kemper Home Service Companies & 10% for Reserve National
John M. Boschelli	(1) Annual Excess Return from Corporate Investments (weighted 20%) (2) Annual Excess Return from Pension Investments (weighted 5%) (3) Annual Pre-Tax Equivalent Net Investment Income Yield (weighted 50%) (4) Annual Kemper Consolidated (1) Earned Premium & Auto Finance Revenue Growth; (2) Profit Margin (weighted 25%)	(1) 3-Year Excess Return from Corporate Investments (weighted 20%) (2) 3-Year Excess Return from Pension Investments (weighted 5%) (3) 3-Year Pre-Tax Equivalent Net Investment Income Yield (weighted 50%) (4) 3-Year Average of Kemper Consolidated (1) Revenue Growth; (2) Return on Equity (weighted 25%)

Definitions of the relevant terms for the Performance Criteria applicable to the 2011 Annual and Multi-Year Awards shown in the table above are described in Appendix A to this Proxy Statement.

Use of Performance Matrices

The Company uses an incentive matrix design ("Performance Matrix") to set targets and determine the payouts under the Annual and Multi-Year PIP Awards. The two-dimensional design of the Performance Matrix includes hundreds of entries representing the results of different combinations of the two performance metrics applicable to a particular award. The use of a Performance Matrix design offers certain advantages over the use of single absolute performance metrics. Performance Matrices provide:

- a highly intuitive means of linking two different and often competing performance criteria
- an easy way to communicate performance criteria to participants
- an effective mechanism for making "trade-offs" between two competing performance criteria when management sets performance metrics on an annual basis

For example, revenue growth and profit margin are the two key performance criteria under the 2011 Annual PIP Awards to the CEO. The performance criteria for these 2011 Annual PIP Awards were integrated into a Performance Matrix with Profit Margin as the X axis and Premium and Auto Finance

Revenue Growth as the Y axis ("Annual 2011 Corporate Performance Matrix"). To determine bonus payouts, the revenue growth performance result achieved is traced on the Y axis and the Profit Margin result is traced on the X axis. The amount earned under the award is determined at the intersection of the two data points. By using a performance matrix, the trade-offs between Premium and Auto Finance Revenue Growth and Profit Margin can easily be adjusted from year to year to meet the Company's business strategy and required performance objectives applicable to particular awards. For example, more emphasis could be placed on Premium and Auto Finance Revenue Growth by adjusting the matrix combinations so as to emphasize that criterion. The use of a Performance Matrix helps to facilitate such trade-offs and achieve the desired balance among different criteria during the goal-setting process.

Determination of Target Multiplier

In determining the payout for each award, the actual performance results for the performance period are compared to the applicable Performance Matrix to determine a target multiplier percentage ("Target Multiplier"), which is the point on the matrix representing the combination of performance results for each performance criterion. The Target Multiplier is then applied to the individual's Target Bonus Percentage and base salary to determine whether a payout under the award is due and the amount of any such payout. For performance between points on the Performance Matrix, the Target Multiplier is interpolated on a straight-line basis. The Target Multiplier will either be 0%, if results are below threshold performance levels, or will range from 50% up to 200% if results are between threshold and maximum performance levels. For results under threshold performance levels, no bonus would be payable. For results at or above maximum performance levels, the bonus would be capped at the 200% Target Multiplier.

2011 Annual PIP Awards

There was no single "target" in connection with the 2011 Annual PIP Awards, as the design of the applicable Performance Matrices provide for Target Multipliers determined by different combinations of each of the two performance criterion, as described above. For instance, many combinations of Profit Margin and Premium and Auto Finance Revenue Growth Rates could produce a Target Multiplier of 100% under the Annual 2011 Performance Matrix. The document representing such matrix includes hundreds of entries representing the results of different combinations of Premium and Auto Finance Revenue Growth rates ranging from -14% to 7.0% in 1% increments, and Profit Margin rates ranging from 2.0% to 9.0% in 0.5% increments.

The following table is an abbreviated version of the Annual 2011 Corporate Performance Matrix. The abbreviated table includes twenty-five possible combinations of the two performance criteria and illustrates how different combinations of the two criteria could produce the same or different Target Multipliers.

Sample Target Multiplier Calculation
From Annual 2011 Corporate Performance Matrix

Premium and Auto Finance Revenue Growth Rates (%)*	Target Multiplier (%)				
7.0	53.5	111.6	187.6	200.0	200.0
2.0	0.0	84.1	149.1	200.0	200.0
-3.0	0.0	0.0	100.0	169.0	200.0
-8.0	0.0	0.0	60.9	121.6	200.0
-13.0	0.0	0.0	0.0	0.0	102.2
Profit Margin (%)**	2.50	4.00	5.50	7.00	8.50

*   Shown here in 5% increments ranging from -13.0% to 7.0%; full matrix document ranges from -14% to 7.0% in 1% increments

**   Shown here in 1.5% increments ranging from 2.5% to 8.5%; full matrix document ranges from 2.0% to 9.0% in 0.5% increments

The Performance Matrices applicable to the 2011 PIP Awards granted to Messrs. Konar and Boschelli are described in Appendix A to this Proxy Statement.

2011 Multi-Year Awards

As with the 2011 Annual PIP Awards, there was no single "target" in connection with the 2011 Multi-Year PIP Awards, as the design of the applicable Performance Matrices provide for a range of Target Multipliers determined by different combinations of each of the two performance criterion. For instance, many combinations of Return on Equity and Consolidated Revenue Growth could produce a Target Multiplier of 100% under the 2011 Multi-Year Corporate Performance Matrix. This aspect of the matrix is illustrated with the performance criteria applicable to the 2011 Annual PIP Awards in the table above captioned "Sample Target Multiplier Calculation from Annual 2011 Corporate Performance Matrix." The document representing the Multi-Year 2011 Performance Matrix includes Consolidated Revenue Growth rates ranging from -13.0 % through 12.0% in 1% increments, and Return on Equity ranging from 6.0% through 14.5% in 0.5% increments. Target Multipliers for performance results in between specified points would be interpolated on a straight-line basis.

The Performance Criteria and method for determining the Target Multipliers applicable to the 2011 Multi-Year PIP Awards granted to Messrs. Konar and Boschelli are described in Appendix A to this Proxy Statement.

2011 Annual PIP Awards—Performance Results and Payouts

At its meeting in January 2012, the Compensation Committee certified the performance results for the 2011 Annual PIP Awards to the NEOs in accordance with the Performance Incentive Plan. The actual 2011 performance results applicable to the 2011 Corporate Performance Matrix were consolidated Premium and Auto Finance Revenue Growth rate of -7.77% and Profit Margin of 3.29%. The Target Multiplier for 2011 Annual PIP Awards derived from the Annual 2011 Corporate Performance Matrix was determined to be zero, and, accordingly, no payouts were made under those awards for Messrs. Southwell, Renwick and Vigneau. The method for determining the Target Multipliers for the 2011 PIP Awards granted to Messrs. Konar and Boschelli are described in Appendix A to this Proxy Statement.

The calculation of the amounts paid to the NEOs in February 2012 under the 2011 Annual PIP Awards is presented in the following table:

Performance Results—2011 Annual PIP Awards

Name	Source Used to Determine Target Multiplier	Target Bonus Percentage a(%)	Weightings Assigned to Target Bonus Percentage b(%)	Weighted Target Bonus Percentage (a*b) c(%)	Target Multiplier d(%)	Award Percentage (c*d) e(%)	Base Salary in Effect as of April 1, 2011 f($)	Final Cash Payout under 2011 Annual PIP Award (e*f) g($)
Donald G. Southwell	Annual 2011 Corporate Performance Matrix	50	100	50	0	0	1,000,000	0
Dennis R. Vigneau	Annual 2011 Corporate Performance Matrix	50	100	50	0	0	550,000	0
Scott Renwick	Annual 2011 Corporate Performance Matrix	50	100	50	0	0	530,000	0
Edward J. Konar	Annual 2011 Kemper Home Service Companies Performance Matrix	50	90	45	175.3	78.9	300,000	236,700
	Annual 2011 Reserve National Performance Matrix		10	5	200.0	10.0		30,000
John M. Boschelli	Annual 2011 Corporate Investment Group Performance Matrix	50	100	50	95.6	47.8	285,000	136,230

2009 Multi-Year PIP Awards—Performance Results

At its meeting in January 2012, the Compensation Committee certified the performance results for the 2009 Multi-Year PIP Awards to the NEOs in accordance with the Performance Incentive Plan. The actual performance results for the 2009 – 2011 three-year performance period applicable to the 2009 Corporate Performance Matrix were consolidated 3-year average revenue growth of -3.97% and Return on Equity of 7.2%. Based on the performance results under the 2009 Multi-Year PIP Awards, the Target Multiplier for all NEOs other than Mr. Konar (and Mr. Vigneau, who did not receive any 2009 PIP Award) was zero, and, accordingly, no payouts were made under those awards.

The calculation of the amounts paid to Mr. Konar in February 2012 under his 2009 Multi-Year PIP Award is presented in the following table:

Performance Results — Mr. Konar's 2009 Multi-Year PIP Award

	Source Used to Determine Target Multiplier	Target Bonus Percentage a(%)	Weightings Assigned to Target Bonus Percentage b(%)	Weighted Target Bonus Percentage (a*b) c(%)	Target Multiplier d(%)	Award Percentage (c*d) e(%)	Base Salary in Effect as of April 1, 2011 f($)	Final Cash Payout under 2009 Multi-Year PIP Award (e*f) g($)
Edward J. Konar	2009 Multi-Year Kemper Home Service Companies Performance Matrix	40	70	28	161.8	45.3	300,000	135,960
	2009 Multi-Year Reserve National Performance Matrix		30	12	105.0	12.6		37,800

Discretionary Bonuses

At its meeting in January 2012, the Compensation Committee awarded discretionary bonuses of $100,000 to Messrs. Vigneau and Renwick, and $15,000 to Mr. Boschelli. These bonuses were awarded to recognize their exemplary efforts in connection with a number of significant transactions, operational projects and the Kemper re-branding initiative in the face of a very difficult business environment that resulted in no Annual or Multi-Year PIP Award payouts to Messrs. Vigneau and Renwick and no Multi-Year PIP Award payout to Mr. Boschelli.

Equity-Based Compensation

Equity-based compensation has been, and continues to be, an integral part of the Company's executive compensation program. The Compensation Committee pays close attention to share retention resulting from the exercise of option awards previously granted to the Company's executive officers, and includes share retention as one of the factors considered in determining the appropriate award level for new equity grants. However, the Committee does not utilize formulas in making such determinations, other than to assess compliance with its Stock Ownership Policy ("Stock Ownership Policy") as described below. The Committee believes that the Company's equity-based compensation program has played the principal role in the acquisition of significant levels of Company stock held by its executive officers, thereby better aligning the interests of the Company's management and shareholders.

In considering the number of equity-based shares to award to a particular executive officer, the Compensation Committee also takes into account the CEO's and its own subjective evaluations as to the individual's ability to influence the long-term growth and profitability of the Company, given his or her particular job responsibilities. In light of his overall responsibility for the Company's operations and financial results, the CEO would ordinarily be deemed to have the greatest ability to influence the long-term growth and profitability of the Company. The 2011 executive compensation program included the revised mix of equity-based compensation adopted in 2009 which includes performance-based restricted stock and stock options.

Performance-Based Restricted Stock Awards in 2011

The performance-based restricted stock awards granted to the NEOs on February 1, 2011 were made under the Restricted Stock Plan. These performance-based restricted stock awards are subject to forfeiture and transfer restrictions until vesting on the third anniversary of the grant date in accordance with the award agreements. The determination of vesting will be based on the Company's total shareholder return over a three-year performance period ending on December 31, 2013 relative to a peer group comprised of all companies in the S&P Supercomposite Insurance Index ("Peer Group"). The award agreements provide for grants of additional shares of restricted stock to the award recipient if the Company's relative performance exceeds the "target" performance level, which is the 50th percentile based on TSR relative to the Peer Group ("Relative TSR Percentile Rank"). The number of performance-based restricted stock shares granted to each NEO on February 1, 2011 ("Target Shares") that will vest, and the number of additional shares, if any, that will be granted on the Vesting Date ("Additional Shares"), will be determined in accordance with the following table:

Kemper's Relative TSR Percentile Rank	Total Shares to Vest (or to be Granted) on Vesting Date as Percentage of Target Shares (%)
90th or Higher	200
75th	150
50th	100
25th	50
Below 25th	0

For performance falling between the percentile levels specified in the first column of the table, the number of shares that will vest and the number of Additional Shares, if any, that will be granted on the Vesting Date will be determined by straight-line interpolation from the percentages specified in the table. Any Target Shares that do not vest in accordance with the table above will be forfeited on the Vesting Date. Under the terms of the applicable equity-based compensation plans of the Company, all outstanding Target Shares of restricted stock may be voted and are entitled to receive dividends on the same basis as all other outstanding shares of Common Stock.

The February 1, 2011 grant date fair values of the performance-based restricted stock was estimated at $39.83 per share based upon the Monte Carlo simulation method used on a basis consistent with the fair value measurement objective of FASB Accounting Standards Codification ("ASC") Topic 718, *Compensation—Stock Compensation.* For a discussion of valuation assumptions, see Note 10 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Performance Results for 2009 Performance-Based Restricted Stock Awards

At its meeting in January 2012, the Compensation Committee certified the performance results of the Company's TSR relative to its Peer Group for the 2009 – 2011 Performance Period for the Performance-Based Restricted Stock Awards granted to the NEOs in 2009. The TSR for Kemper and each company in the Peer Group was calculated using the 20-day average trading price preceding the beginning and the end of the Performance Period. The Company's TSR was determined to be 93% for the Performance Period. Relative to the Peer Group, the Company's TSR of 93% ranked #8 out of 49 companies included in the Peer Group, or in the 85th percentile, which resulted in a payout multiplier of 183% of Target Awards. As a result, all Target Shares granted under the 2009 Performance-Based Restricted Stock Awards vested and 83% of the number of Target Shares were issued as Additional Shares.

The number of Target Shares that vested and Additional Shares that were issued to the NEOs as a result of the certified performance results are as follows:

Name	Target Shares (#)	Additional Shares (#)
Donald G. Southwell	15,000	12,450
Dennis R. Vigneau(1)	—	—
Scott Renwick	3,000	2,490
Edward J. Konar	2,000	1,660
John M. Boschelli	1,000	830

(1) Mr. Vigneau did not join the Company until 2010, and so did not receive Performance-Based Restricted Stock Awards in 2009.

Changes Made to NEO Compensation for 2012

At its meetings in December 2011 and January 2012, the Compensation Committee considered the comparative data and historical information provided by Exequity and the performance of the NEOs in 2011 and deliberated with regard to their 2012 compensation. The Compensation Committee approved the same performance measures for the 2012 Annual and Multi-Year PIP Awards to the NEOs as those approved for 2011. However, the metrics were recalibrated to be less responsive at both ends of the performance matrices so that it would be more difficult to achieve the maximum performance level and to fall below the threshold performance level. The threshold performance level was also lowered to 25% from 50% of the target level to enhance the motivational aspect of the awards. In addition, a catastrophe loss collar was implemented for PIP Awards with performance measures based on operating results of the Company's property and casualty businesses, so that award calculations based on such measures will limit the effect of catastrophe losses to a maximum of 1.5 times and a minimum of 0.5 times the estimated losses for such business units.

As previously mentioned on page 30 under the heading "Changes for 2012" in the section entitled "Overview of CEO Compensation," the Compensation Committee approved a Target Bonus Percentage of 75% for Mr. Southwell for his 2012 PIP Awards. The Compensation Committee set Mr. Southwell's 2012 annual base salary at the level in effect for 2011 and 2010 and approved 2012 base salary increases for the other NEOs, noting that, other than for Mr. Vigneau who joined the Company in 2010, their respective salaries had been held constant since 2008.

Stock Ownership Policy

Consistent with its fundamental executive compensation principles, Company philosophy has always encouraged long-term ownership of the Common Stock by its executive officers. Since 2006, the Company has maintained its Stock Ownership Policy that applies to the Company's non-employee directors and executive officers. Non-employee directors are required to maintain, at a minimum, ownership of the lesser of 5,000 shares or the number of shares valued at three times the amount of their annual retainer for board service, not including fees paid for committee service and meeting attendance. The CEO is required to maintain, at a minimum, ownership of the lesser of 50,000 shares or the number of shares valued at three times his annual base salary. Each Vice President is required to maintain, at a minimum, ownership of the lesser of 5,000 shares or the number of shares valued at such officer's annual base salary. New directors and officers are provided a grace period of five years to reach the required ownership levels.

More importantly, as noted above, the Compensation Committee closely monitors shareholdings by executive officers and expects them to substantially exceed the formal minimums set forth in the policy. The shareholdings of each of the NEOs exceeded the minimum levels required under the policy as of December 31, 2011. The amount of Common Stock held by each NEO is disclosed in the beneficial ownership table on page 8.

In addition, pursuant to the Stock Ownership Policy, each grant agreement for an award granted to an executive officer under one of the Company's equity-based compensation plans after January 31, 2006 imposes a holding period of one year for shares of Common Stock acquired in connection with the exercise of stock options or the vesting of restricted stock, with the exception of shares sold, tendered or withheld to pay the exercise price or settle tax liabilities in connection with such exercise or vesting.

Equity-Based Compensation Granting Process

The Compensation Committee follows an established Company process for the review, approval and timing of grants of equity-based compensation. The Compensation Committee believes that regular timing is necessary for effective operation of the Company's long-term incentive program, and insists that, with the exceptions noted below for restorative options and awards by the Special Equity Grant Committee under its delegated authority, all original equity-based compensation awards occur at predictable cycles, with grant dates scheduled in advance. The Company's practice with regard to timing of equity-based compensation grants is the same for all eligible employees of the Company, including the executive officers.

The Compensation Committee's predominant practice is to approve equity-based compensation awards at the same time each year at its regular meeting in late January or early February. The dates of regular Board and Board committee meetings in a given year, and hence the dates of annual equity-based compensation grants, are typically set in advance by the Board in the middle of the preceding year. Each restricted stock grant, and each option grant other than a restorative option grant (as discussed below), is effective on the date that the grant is specifically approved by the Compensation Committee, and the exercise price for each option share granted is the closing price of a share of Common Stock on the effective date.

Delegated Authority. As previously mentioned, the Board of Directors has delegated authority to the Special Equity Grant Committee to grant up to an aggregate total of 100,000 shares under the Omnibus Plan (determined in accordance with the plan's fungible conversion factor) in connection with new hires, provided that such awards are not made to any Section 16 Officer. A total of 5,000 stock option shares and 19,350 restricted stock shares were awarded in 2011 pursuant to delegated authority under the Omnibus Plan. The exercise price of stock option awards granted under the delegated authority is the closing price of a share of Common Stock on the grant date. The Compensation Committee is periodically informed about the awards granted pursuant to the delegated authority.

Elimination of Restorative Option Program. As previously mentioned, the Company's restorative option program was discontinued for all new stock option awards granted beginning in 2009. However, outstanding options granted prior to 2009 did include the restorative option feature. Accordingly, restorative option grants will continue to be granted automatically under these options until their final expiration or forfeiture. Award agreements for stock options granted prior to 2009 provide for automatic grants of restorative options to replace shares of previously-owned Common Stock that an exercising option holder surrenders, either actually or constructively, to satisfy the exercise price and/ or tax withholding obligations relating to the exercise of the underlying option, so long as certain requirements are met at the time of exercise. Each Restorative Option is granted automatically at the time of the exercise of the underlying option. As restorative options are granted automatically under the express terms of the option plans and the individual option agreements previously approved by the Compensation Committee, they are deemed to have been approved by the Compensation Committee on their grant dates.

In making his annual option grant recommendations to the Compensation Committee, the CEO follows the established option grant cycle, with the limited exception of infrequent, off-cycle option grants made in connection with key new hires or promotions which may be made with Compensation Committee approval or under the Special Equity Grant Committee's delegated authority mentioned above. The Company's executive officers play no role in the timing of option grants except with regard to such new hire or promotion awards (the timing of which is driven by the particular circumstances of the underlying personnel action), and to restorative option grants received by an executive officer (the timing of which is determined by the option holder when he or she decides to exercise the underlying option).

Ongoing administration of the Company's equity-based compensation plans is performed by the Company. Following Compensation Committee approval, the Company promptly delivers stock option and restricted stock agreements for signature by the option recipients. All forms of stock option and restricted stock agreements are approved by the Compensation Committee in advance of their initial use.

Perquisites

Consistent with the Company's fundamental approach to executive compensation, executive officers receive a few, modest perquisites from the Company. Perquisites received by the NEOs include eligibility for annual physical examinations at the Company's cost, payment for spousal travel when accompanying the officer to occasional off-site business meetings when required for bona fide business reasons in accordance with Company policy, and incidental personal use of cell phones, PDAs, computer equipment and other resources provided primarily for business purposes. The Company does *not* provide the NEOs with certain other commonly provided personal benefits or perquisites, such as country club memberships, financial planning or tax preparation services, personal use of Company-provided automobiles, or use of private airplanes for business or personal travel.

Employee Welfare Benefit Plans

The NEOs are eligible for employee welfare benefits under plans that are available generally to all full-time salaried employees and which do not discriminate in scope, terms or operation in favor of executive officers. Under these plans, the NEOs:

- Receive at the Company's cost basic life and accident insurance coverage in an amount equal to the individual's annual base salary up to a maximum of $400,000, business travel insurance in an amount based on the individual's annual base salary up to a maximum of $200,000, and short-term disability coverage for up to 26 weeks; and

- Are eligible to participate in the Company's employee welfare benefit plans that provide typical offerings such as health and dental insurance, health and dependent care reimbursement accounts, supplemental life, accident and long-term disability insurance.

Deferred Compensation Plans

The NEOs are eligible under the Kemper Corporation Non-Qualified Deferred Compensation Plan ("Deferred Compensation Plan") to elect to defer a portion of their cash salaries and bonuses. Information about the Company's Deferred Compensation Plans in general, and more specific information about participation therein by the NEOs, is provided in the Executive Compensation section below in the narrative discussion to the NONQUALIFIED DEFERRED COMPENSATION table.

Retirement Plans

The NEOs are generally eligible for the following plans:

- *Tax-qualified retirement plans* applicable to all full-time salaried employees, including executive officers, meeting age and service-based eligibility requirements; this includes the Company's defined benefit pension plan ("Pension Plan") for employees hired prior to 2006, and the Company's defined contribution retirement plan ("DC Plan") for employees hired on or after January 1, 2006;

- *Non-qualified supplemental retirement plans,* including the Company's supplemental defined benefit pension plan ("SERP") and the Company's nonqualified supplemental defined contribution retirement plan ("DC SERP"), available to key employees designated annually by the Board of Directors to provide benefits using the same formulas used for the respective tax-qualified retirement plans but without regard to the limits imposed under the Internal Revenue Code; and

- *Voluntary 401(k) plan* participation which includes a Company matching contribution feature offered to all full-time salaried employees, including executive officers, meeting age and service-based eligibility requirements.

Additional information about the Company's retirement plans and participation therein by the NEOs is provided in the Executive Compensation section below in the narrative discussions to the PENSION BENEFITS table.

Other Post-Employment Compensation

Change-in-control benefits applicable to the NEOs are described in more detail below under the section entitled "Potential Payments Upon Termination or Change in Control." These benefits are provided under individual severance agreements with the NEOs, and provisions in their stock option and restricted stock agreements which are included in agreements with all grant recipients under these equity-based compensation plans. The NEOs are not entitled to other post-termination benefits except pursuant to the standard provisions of any of the plans discussed above.

Tax Implications

To the extent practicable and consistent with the objectives and underlying philosophy of its executive compensation program, the Company generally intends executive compensation to qualify as tax deductible for federal income tax purposes. The Performance Incentive Plan, as well as the Omnibus Plan and its predecessor plans, were designed to enable the Company to grant awards thereunder that qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). The Company has obtained shareholder approval of such plans and/or the material terms thereof that relate to performance criteria, as required pursuant to Section 162(m).

Section 162(m) imposes an annual limit of $1 million per person on the corporate tax deduction for compensation paid by a public company to its chief executive officer and the other officers listed in the Summary Compensation Table of the company's proxy statement other than its chief financial officer. Although Section 162(m) generally disallows a tax deduction to the Company for compensation in excess of $1 million paid to each such NEO, certain performance-based compensation ("Performance-Based Compensation") is specifically exempt from the $1 million deduction limit. All outstanding stock options, the Annual and Multi-Year PIP Awards and the performance-based restricted stock awards that have been granted to the Company's NEOs through February 2012 qualify as Performance-Based Compensation that is exempt from the deduction limitation of Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth above. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS OF KEMPER CORPORATION

James E. Annable—Chairman   Julie M. Howard
Douglas G. Geoga   Wayne Kauth

Executive Officer Compensation & Benefits

SUMMARY COMPENSATION TABLE

The following table shows the compensation for fiscal years 2011, 2010 and 2009 for the NEOs, which include the Company's Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers serving during the year ended December 31, 2011.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Donald G. Southwell	2011	1,000,000	—	597,450	1,134,075	—	615,156	7,350	3,354,031
Chairman, President and	2010	975,000	—	496,950	949,344	408,500	665,307	7,350	3,502,451
Chief Executive Officer	2009	925,000	—	210,600	375,722	548,100	243,989	7,350	2,310,761
Dennis R. Vigneau	2011	550,000	100,000	199,150	226,815	—	—	7,350	1,083,315
Senior Vice President									
and Chief Financial	2010	91,667	—	362,250	536,752	—	—	—	990,669
Officer									
Scott Renwick	2011	530,000	100,000	139,405	158,771	—	388,062	7,350	1,323,588
Senior Vice President	2010	530,000	—	99,390	113,921	173,204	465,375	7,350	1,389,240
and General Counsel	2009	530,000	—	42,120	45,087	258,216	157,677	7,350	1,040,450
Edward J. Konar	2011	300,000	—	119,490	136,089	440,460	249,100	37,450	1,282,589
Vice President	2010	300,000	—	82,825	94,934	181,800	192,451	7,450	859,460
John M. Boschelli	2011	285,000	15,000	79,660	90,726	136,230	106,679	7,350	720,645
Vice President and Chief	2010	285,000	—	49,695	56,961	110,808	75,214	7,350	585,028
Investment Officer									

(1) The amounts included in the "Salary" column represent base salary earned for each of years 2011, 2010 and 2009. Pursuant to the Company's regular compensation cycle, salary adjustments for any particular year take effect on April 1 of such year. As a result, for any year in which an

individual officer's salary was increased or decreased, one quarter of the amount of salary shown for such year was earned at the rate in effect for the prior year and three quarters of the amount shown was earned at the new rate implemented for such year. None of the NEOs elected to defer compensation earned in such years under the Deferred Compensation Plan. See the narrative discussion below under the caption "Deferred Compensation Plan" for more information about the plan.

(2) The amounts included in the "Bonus" column for Messrs. Vigneau, Renwick and Boschelli represents discretionary cash bonuses for 2011 that were paid in 2012.

(3) The amounts included in the "Stock Awards" column represent the aggregate grant date fair values of the 2011 and 2010 performance-based restricted stock awards granted under the Company's Restricted Stock Plan to the designated NEOs as calculated in accordance with ASC Topic 718. A Monte Carlo simulation method was used to estimate the fair values of the awards on the grant date. For a discussion of valuation assumptions, see Note 10 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011. These shares of performance-based restricted stock are subject to forfeiture and transfer restrictions until they vest in accordance with their respective grant agreements. Based on the Monte Carlo simulation, the grant date fair values of the performance-based restricted stock granted on February 1, 2011 and February 2, 2010 were determined to be $39.83 and $33.13 per share, respectively. If achievement of the performance conditions at the maximum performance level is assumed, the aggregate number and market value of the performance-based restricted stock ("PBRS") payouts would be as follows under awards granted in 2011 to each NEO:

Future Payouts under 2011 PBRS Awards Assuming Maximum Performance Levels

Name a	Grant Date b	Target Award issued on Grant Date (# of Shares) c	Market Value on Grant Date ($) d ($)	Estimated Payout in Shares if Maximum Performance Level Achieved (# of Shares) e (c*2)	Estimated Value of Payout if Maximum Performance Level Achieved ($) f (d*e)
Donald G. Southwell	2/1/2011	15,000	27.89	30,000	836,700
Dennis R. Vigneau	2/1/2011	5,000	27.89	10,000	278,900
Scott Renwick	2/1/2011	3,500	27.89	7,000	195,230
Edward J. Konar	2/1/2011	3,000	27.89	6,000	167,340
John M. Boschelli	2/1/2011	2,000	27.89	4,000	111,560

(4) The amounts included in the "Option Awards" column represent the aggregate grant date fair values of the stock option awards granted to the designated NEOs pursuant to the 2002 Option Plan, as calculated in accordance with ASC Topic 718. The Black-Scholes option pricing model was used to estimate the fair value of each option (including its tandem stock appreciation right) on the grant date. For a discussion of valuation assumptions, see Note 10 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

(5) The amounts included in the "Non-Equity Incentive Plan Compensation" column represent performance incentive awards earned under the Company's Performance Incentive Plan for 2011, 2010 and 2009 Annual PIP Awards, which were paid in 2012, 2011 and 2010 respectively, and for 2009 Multi-Year PIP Awards paid in 2012. For Mr. Konar, this amount includes $266,700 earned under his 2011 Annual PIP Award and $173,760 earned under his 2009 Multi-Year PIP Award. For Mr. Boschelli, the amount shown was earned under his 2011 Annual PIP Award.

(6) The amounts included in this column represent the change in pension value for each NEO under the Company's Pension Plan and SERP as of December 31 of 2011, 2010 and 2009 from the value at the end of the prior calendar year, and for Mr. Konar, also include deferred compensation earnings. The year-to year changes in pension value are due primarily to normal, annual

retirement cost which incorporates an additional year of service and interest cost, but also reflects annual changes in salary and bonus. The majority of the change in value shown from 2009 to 2010 was due to changes in the mortality assumption and discount rate used by the Company to calculate its pension plan liability.

(7)   The amounts shown in the "All Other Compensation" column represent Company matching contributions to the NEOs' accounts under the Company's 401(k) Plan. None of the NEOs received perquisites in 2011, 2010 or 2009 with aggregate incremental costs to the Company in excess of $10,000, other than Mr. Konar. In addition, the amount shown for Mr. Konar includes a payment of $30,000 in 2011 as a payroll adjustment related to his temporary office location and a fee of $100 that he received in 2011 and 2010 in connection with his service as a director of Commonwealth Mutual Fire Insurance Company, an affiliate of the Company.

Grants of Plan-Based Awards

Performance Incentive Plan Awards. Annual and Multi-Year PIP Awards were granted under the Performance Incentive Plan to the NEOs on February 1, 2011. The 2011 Annual PIP Awards were granted subject to vesting provisions relating to performance criteria measured over calendar year 2011, and any payouts due under these awards were made in February 2012. The 2011 Multi-Year PIP Awards were granted subject to vesting provisions related to performance criteria measured over a three-year period ending December 31, 2013, and determination as to any payouts under these awards will be made in early 2014. For each of these awards, the Compensation Committee established payout amounts for specified threshold, target and maximum performance levels. The performance criteria and process of determining payouts under these awards are described in more detail above in the section captioned "Performance Incentive Plan Awards," beginning on page 34.

Stock Options. The stock options awarded to the NEOs in 2011 were granted under the 2002 Option Plan. Each of these awards is a non-qualified option for federal income tax purposes, has an exercise price that is the closing price of a share of Common Stock on the grant date and expires on the tenth anniversary of the grant date. The stock options awarded to the NEOs become exercisable in four equal, annual installments beginning on the six-month anniversary of the grant date. Pursuant to the 2002 Option Plan, these grants were automatically coupled with tandem stock appreciation rights ("SAR").

Restricted Stock. The performance-based restricted stock awarded to the NEOs on February 1, 2011 under the Restricted Stock Plan are subject to forfeiture and transfer restrictions until they vest on the third anniversary of the grant date in accordance with the award agreements. Determination of the number of shares that will vest, or Additional Shares that will be granted, if any, will be based on the Company's total shareholder return over a three-year performance period ending on December 31, 2013 relative to the Peer Group, as described in more detail above in the section captioned "Performance-Based Restricted Stock Awards in 2011," beginning on page 41.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2011

The following table shows each grant of an award to the NEOs in 2011 under the Company's executive compensation plans. These plans include the Performance Incentive Plan, 2002 Option Plan and the Restricted Stock Plan.

Name	Grant Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value ($)(5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Donald G. Southwell	2/1/11	Restricted Stock				7,500	15,000	30,000			597,450
	2/1/11	Stock Options							125,000	27.89	1,134,075
	2/1/11	Annual PIP	250,000	500,000	1,000,000						
	2/1/11	Multi-Year PIP	250,000	500,000	1,000,000						
Dennis R. Vigneau	2/1/11	Restricted Stock				2,500	5,000	10,000			199,150
	2/1/11	Stock Options							25,000	27.89	226,815
	2/1/11	Annual PIP	137,500	275,000	550,000						
	2/1/11	Multi-Year PIP	137,500	275,000	550,000						
Scott Renwick	2/1/11	Restricted Stock				1,750	3,500	7,000			139,405
	2/1/11	Stock Options							17,500	27.89	158,771
	2/1/11	Annual PIP	132,500	265,000	530,000						
	2/1/11	Multi-Year PIP	132,500	265,000	530,000						
Edward J. Konar	2/1/11	Restricted Stock				1,500	3,000	6,000			119,490
	2/1/11	Stock Options							15,000	27.89	136,089
	2/1/11	Annual PIP	75,000(6)	150,000	300,000						
	2/1/11	Multi-Year PIP	75,000(6)	150,000	300,000						
John M. Boschelli	2/1/11	Restricted Stock				1,000	2,000	4,000			79,660
	2/1/11	Stock Options							10,000	27.89	90,726
	2/1/11	Annual PIP	71,250(6)	142,500	285,000						
	2/1/11	Multi-Year PIP	71,250(6)	142,500	285,000						

(1) These columns show the range of payouts that were possible for Annual PIP Awards and Multi-Year PIP Awards granted under the Performance Incentive Plan in 2011, which represent the percentages of the respective officer's 2011 annual base salary applicable to specified performance levels. The amounts shown in the "Target" column represent the amount that would have been paid for performance at the "Target" level. The amounts shown in the "Threshold" and "Maximum" columns represent the respective amounts of the individual's 2011 annual base salary that would have been paid out for performance at the "Threshold" and "Maximum" levels. The "Threshold" level is the minimum level of performance that must be met before a payout may occur. The amounts estimated for Multi-Year PIP Awards are based on an average of 2011, 2012 and estimated 2013 annual base salaries. Base salaries for 2013 were estimated at their 2012 rates. The amounts actually paid out under the Annual PIP Awards granted on February 1, 2011 and the Multi-Year PIP Awards granted on February 3, 2009, are shown above in the SUMMARY COMPENSATION TABLE under the "Non-Equity Incentive Plan Compensation" column for 2011.

(2) These columns show the range of payouts possible under the performance-based restricted stock awards granted under the Restricted Stock Plan in 2011. The amount shown in the "Target" column for each individual represents 100% of the shares granted, which equals the number of shares that would vest if the "Target" performance level is achieved. The amount shown in the "Threshold" column for each individual is 50% of the "Target" payout amount. The amount shown in the "Maximum" column for each individual is 200% of the "Target" payout amount. Further information about these awards is provided under the caption Performance-Based Restricted Stock Awards in 2011" in the Compensation Discussion and Analysis section on page 41.

(3) These are original options awards, granted on the date the awards were approved by the Compensation Committee. All options granted in 2011 were non-qualified options for federal income tax purposes and represent original option awards made to the NEOs by the Compensation Committee under the 2002 Option Plan.

(4) The exercise price of the stock option awards is equal to the closing price of a share of Common Stock on the grant date.

(5) The amounts shown represent the aggregate grant date fair values of the 2011 stock option and restricted stock awards. For stock options, the grant date fair values were estimated based on the Black-Scholes option pricing model. For performance-based restricted stock, the grant date fair values were estimated using the Monte Carlo simulation method. Based on the Monte Carlo simulation, the grant date fair values of the performance-based restricted stock granted on February 1, 2011 was determined to be $39.83. For a discussion of valuation assumptions, see Note 10 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

(6) Because the 2011 Annual and Multi-Year PIP Awards granted to Messrs. Konar and Boschelli are based on multiple components, with portions of each award based on varying performance criteria, the amounts shown in the "Threshold" column for such officers represent the portion of their 2011 annual base salaries that would have been paid out for performance at the "Threshold" level if actual performance reached the "Threshold" level for each component of their awards.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END

The following table shows the unexercised stock option awards and unvested restricted stock awards for each NEO which were outstanding as of December 31, 2011. The awards were granted under the Company's 1997 Option Plan, 2002 Option Plan and Restricted Stock Plan.

	Option Awards					Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Vesting Date	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested($)
Donald G. Southwell	14,312	—	48.70	5/1/2012	—	—	—	—	—	—
	28,575	—	48.81	5/1/2012	—	—	—	—	—	—
	20,426	—	49.58	5/1/2012	—	—	—	—	—	—
	23,054	—	52.17	2/5/2013	—	—	—	—	—	—
	11,347	—	48.50	2/5/2013	—	—	—	—	—	—
	12,217	—	47.59	2/5/2013	—	—	—	—	—	—
	124	—	49.58	2/5/2013	—	—	—	—	—	—
	32,896	—	48.50	2/3/2014	—	—	—	—	—	—
	16,665	—	48.16	2/3/2014	—	—	—	—	—	—
	16,476	—	49.11	2/3/2014	—	—	—	—	—	—
	17,500	—	43.10	2/1/2015	—	—	—	—	—	—
	4,808	—	48.50	2/1/2015	—	—	—	—	—	—
	16,386	—	48.16	2/1/2015	—	—	—	—	—	—
	11,136	—	49.58	2/1/2015	—	—	—	—	—	—

	Option Awards						Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Vesting Date	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested($)
	16,407	—	47.67	2/1/2015	—	—	—	—	—	—
	100,000	—	47.86	2/1/2016	—	—	—	—	—	—
	100,000	—	49.79	2/6/2017	—	—	—	—	—	—
	150,000	—	37.15	2/5/2018	—	—	—	—	—	—
	93,750	31,250	13.55	2/3/2019	(1)	—	—	—	—	—
	62,500	62,500	23.65	2/2/2020	(2)	—	—	—	—	—
	31,250	93,750	27.89	2/1/2021	(3)	—	—	—	—	—
	—	—	—	—	(4)	—	—	—	30,000	876,300
	—	—	—	—	(5)	—	—	—	30,000	876,300
Dennis R. Vigneau	6,250	18,750	27.89	2/1/2021	(3)	—	—	—	—	—
	—	—	—	—	(5)	—	—	—	10,000	292,100
	—	75,000	24.15	11/3/2020	(6)	—	—	—	—	—
	—	—	—	—	(7)	—	15,000	438,150	—	—
Scott Renwick	9,096	—	48.16	5/1/2012	—	—	—	—	—	—
	13,523	—	48.81	5/1/2012	—	—	—	—	—	—
	4,249	—	46.43	2/5/2013	—	—	—	—	—	—
	4,075	—	47.46	2/5/2013	—	—	—	—	—	—
	4,336	—	44.81	2/5/2013	—	—	—	—	—	—
	4,068	—	48.81	2/5/2013	—	—	—	—	—	—
	25,000	—	44.37	2/3/2014	—	—	—	—	—	—
	12,500	—	43.10	2/1/2015	—	—	—	—	—	—
	11,276	—	50.04	2/1/2015	—	—	—	—	—	—
	25,000	—	47.86	2/1/2016	—	—	—	—	—	—
	25,000	—	49.79	2/6/2017	—	—	—	—	—	—
	30,000	—	37.15	2/5/2018	—	—	—	—	—	—
	11,250	3,750	13.55	2/3/2019	(1)	—	—	—	—	—
	7,500	7,500	23.65	2/2/2020	(2)	—	—	—	—	—
	4,375	13,125	27.89	2/1/2021	(3)	—	—	—	—	—
	—	—	—	—	(4)	—	—	—	6,000	175,260
	—	—	—	—	(5)	—	—	—	7,000	204,470
Edward J. Konar	6,661	—	49.90	5/1/2012	—	—	—	—	—	—
	2,211	—	50.53	5/1/2012	—	—	—	—	—	—
	2,045	—	49.90	2/5/2013	—	—	—	—	—	—
	4,309	—	50.87	2/5/2013	—	—	—	—	—	—
	2,342	—	48.70	2/3/2014	—	—	—	—	—	—
	4,578	—	50.53	2/3/2014	—	—	—	—	—	—
	2,323	—	49.29	2/3/2014	—	—	—	—	—	—
	2,500	—	43.10	2/1/2015	—	—	—	—	—	—
	2,296	—	48.70	2/1/2015	—	—	—	—	—	—
	2,247	—	50.53	2/1/2015	—	—	—	—	—	—
	2,278	—	49.29	2/1/2015	—	—	—	—	—	—
	7,000	—	47.86	2/1/2016	—	—	—	—	—	—
	8,000	—	49.79	2/6/2017	—	—	—	—	—	—
	10,000	—	37.15	2/5/2018	—	—	—	—	—	—
	7,500	2,500	13.55	2/3/2019	(1)	—	—	—	—	—
	6,250	6,250	23.65	2/2/2020	(2)	—	—	—	—	—
	3,750	11,250	27.89	2/1/2021	(3)	—	—	—	—	—
	—	—	—	—	(4)	—	—	—	5,000	146,050
	—	—	—	—	(5)	—	—	—	6,000	175,260

51

	Option Awards					Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Vesting Date	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested($)
John M. Boschelli	3,573	—	46.06	5/1/2012	—	—	—	—	—	—
	4,219	—	50.03	5/1/2012	—	—	—	—	—	—
	1,320	—	47.06	5/1/2012	—	—	—	—	—	—
	1,707	—	46.06	2/5/2013	—	—	—	—	—	—
	96	—	46.06	2/5/2013	—	—	—	—	—	—
	6,043	—	44.37	2/3/2014	—	—	—	—	—	—
	3,729	—	48.31	2/3/2014	—	—	—	—	—	—
	5,000	—	43.10	2/1/2015	—	—	—	—	—	—
	4,599	—	47.06	2/1/2015	—	—	—	—	—	—
	101	—	48.31	2/1/2015	—	—	—	—	—	—
	10,000	—	47.86	2/1/2016	—	—	—	—	—	—
	10,000	—	49.79	2/6/2017	—	—	—	—	—	—
	10,000	—	37.15	2/5/2018	—	—	—	—	—	—
	3,750	1,250	13.55	2/3/2019	(1)	—	—	—	—	—
	3,750	3,750	23.65	2/2/2020	(2)	—	—	—	—	—
	2,500	7,500	27.89	2/1/2021	(3)	—	—	—	—	—
	—	—	—	—	(4)	—	—	—	3,000	87,630
	—	—	—	—	(5)	—	—	—	4,000	116,840

(1) These options are scheduled to vest on 8/3/2012.

(2) These options are scheduled to vest ratably in equal increments on 08/2/2012 and 8/2/2013.

(3) These options are scheduled to vest ratably in equal increments on 8/1/12, 8/1/13 and 8/1/14.

(4) These shares of performance-based restricted stock are scheduled to vest on 2/3/13. The number of shares shown represent the maximum number of shares that could be granted for performance at or exceeding the maximum performance level because the estimated performance results exceeded target levels for the portion of the 3-year performance period ending on December 31, 2012 that was completed as of December 31, 2011. Market value of these shares was determined using the closing price ($29.21) per share of Common Stock on December 31, 2011.

(5) These shares of performance-based restricted stock are scheduled to vest on 2/1/14. The number of shares shown represent the maximum number of shares that could be granted for performance at or exceeding the maximum performance level because the estimated performance results exceeded the target levels for the portion of the 3-year performance period ending on December 31, 2013 that was completed as of December 31, 2011. Market value of these shares was determined using the closing price ($29.21) per share of Common Stock on December 31, 2011.

(6) These options are scheduled to vest on 11/3/2014.

(7) These time-based restricted stock shares are scheduled to vest on 11/3/2014.

Option Exercises and Stock Vested in Fiscal Year 2011

No stock options were exercised by any of the NEOs in 2011 and no shares of restricted stock held by any of the NEOs vested in 2011.

Retirement Plans

The Company sponsors two tax-qualified retirement plans, the Pension Plan and the DC Plan (as defined on page 45 above), that cover certain full-time employees meeting minimum age and service-based eligibility requirements. In general, to be eligible for the Pension Plan, employees must be at least 21 years old with at least one year of service to the Company (as defined in the Pension Plan) and a hire date prior to January 1, 2006. Those employees hired on or after January 1, 2006 are instead eligible to participate in the DC Plan. The NEOs other than Mr. Vigneau were hired prior to January 1, 2006 and therefore are participants in the Pension Plan. Effective January 1, 2012, Mr. Vigneau became eligible to participate in the DC Plan.

Under the Pension Plan, a participant earns a benefit in an amount equal to a specified percentage of "Average Monthly Compensation" plus an additional specified percentage of "Average Monthly Compensation" above the monthly "Social Security Covered Compensation," multiplied by the participant's eligible years of service, up to a maximum of 30 years. "Average Monthly Compensation" is generally equal to the average of a participant's highest monthly compensation over a 60-consecutive-month period during the 120-month period that ends three calendar months prior to a participant's termination date. The "Social Security Covered Compensation" amount is determined from tables published by the Internal Revenue Service and changes each year. For 2011, the annual Social Security Covered Compensation used was $61,892.

Under the DC Plan, the Company will make an annual contribution on behalf of a participant in an amount equal to the participant's "Annual Compensation" multiplied by a specified contribution percentage based on the participant's years of vesting service with the Company (as defined in the DC Plan).

Compensation covered by both the Pension Plan and DC Plan includes all of the participant's compensation except for payments made under any Multi-Year PIP Awards, equity-based compensation awards, severance payments and imputed income from taxable fringe benefits. The normal retirement age under the qualified retirement plans is age 65. The normal form of distribution under the Pension Plan is a life annuity for a single retiree, or a joint and fifty percent survivor annuity for a married retiree. Other forms of annuity are available to participants, but all forms of payment are actuarially equivalent in value. The normal form of distribution under the DC Plan is a lump-sum payout.

Messrs. Southwell, Renwick and Konar are currently eligible for early retirement under the Pension Plan. A participant is eligible for early retirement benefits upon attaining age 55 with five years of service to the Company. The early retirement benefit payable to a participant under the Pension Plan is the retirement benefit that would have been payable at the normal retirement age of 65 actuarially reduced to give effect to the participant's age at the time of early retirement.

The SERP and DC SERP (as defined on page 45 above) were established to provide benefits to certain individuals in excess of the limitations imposed on the Pension Plan and DC Plan, respectively, under the Internal Revenue Code. The SERP or DC SERP benefit is computed using the same formula used for the respective tax-qualified retirement plan, without regard to the limits imposed under the Internal Revenue Code. An employee who earns compensation over the qualified plan limitation may be eligible to participate in the SERP or DC SERP by designation of the Board of Directors. For 2011, compensation to determine the benefit under the Pension Plan and the DC Plan was limited to $245,000. The NEOs other than Mr. Vigneau are eligible to participate in the SERP, and Mr. Vigneau became eligible to participate in the DC SERP as of January 1, 2012.

The NEOs are also eligible to participate in a voluntary 401(k) plan that includes a Company matching contribution feature offered to all full-time salaried employees meeting age and service-based eligibility requirements.

PENSION BENEFITS FOR FISCAL YEAR 2011

The following table shows the years of credited service and the present values of the accumulated benefits under the Pension Plan (or DC Plan) and SERP (or DC SERP) for each NEO:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Donald G. Southwell	Pension Plan	15	505,162	—
	SERP	15	2,653,757	—
Dennis R. Vigneau	DC Plan	1	—	—
	DC SERP	1	—	—
Scott Renwick	Pension Plan	20	664,450	—
	SERP	20	1,461,525	—
Edward J. Konar	Pension Plan	20	530,876	—
	SERP	20	348,360	—
John M. Boschelli	Pension Plan	14	216,629	—
	SERP	14	98,525	—

(1) These accumulated benefit values are based on the years of credited service shown and the Average Monthly Compensation as of December 31, 2011, as described above in the narrative preceding this table. These present value amounts were determined on the assumption that the NEOs have been or will remain in service until age 65, the age at which retirement may occur under the Pension Plan and SERP without any reduction in benefits, using the same measurement date, discount rate assumptions and actuarial assumptions described in Note 17 to the consolidated financial statements included in the Company's 2011 Annual Report on Form 10-K. The discount rate assumption was 4.60% for 2011 and the mortality assumptions were based on the RP-2000 Combined Healthy Male Projected to 2007 Table. No present values of benefits are shown for Mr. Vigneau because he was not eligible to participate in these plans until January 1, 2012.

Deferred Compensation Plan

The Deferred Compensation Plan was established to allow certain executives that are designated by the Board of Directors, as well as the non-employee members of the Board of Directors, to elect to defer a portion of their current year compensation to a future period. The Deferred Compensation Plan is unfunded and exempt from certain provisions of the Employee Retirement Income Security Act of 1974, as amended. The Company does not fund or make profit-sharing or matching contributions under the Deferred Compensation Plan, and participants have an unsecured contractual commitment by the Company to pay the amounts deferred, adjusted to recognize earnings or losses determined in accordance with their elections under the plan.

To participate in the Deferred Compensation Plan, an eligible individual must make an annual irrevocable election. The form and timing of the distribution of deferrals made during a particular year is chosen when a participant elects to participate for that year and generally cannot be altered or revoked. The distribution for a particular year may be in the form of annual or quarterly installments payable up to a maximum of ten years or a single lump-sum payment. All payments begin on January 1 of the year chosen by the participant when the election is made. A participant may elect to defer up to 100% of his or her regular annual base salary, awards under the Performance Incentive Plan, and annual discretionary bonus in excess of a limit established annually under the Internal Revenue Code. For 2011, the compensation limit was $245,000. No withdrawals are permitted under the Deferred Compensation Plan other than regularly scheduled distributions.

Each participant's bookkeeping account is deemed to be invested in the hypothetical investment choice(s) selected by the participant from the choices made available by the Company. Investment choices may be changed by participants on a quarterly basis. Generally, the hypothetical investment alternatives offered by the Company include a range of retail mutual funds selected by the Plan Administrator, which is the Compensation Committee of the Company's Board of Directors. Investment choices selected by a participant are used only to determine the value of the participant's account. The Company is not required to follow these investment selections in making actual investments of amounts deferred under the plan.

As employees designated by the Board of Directors, the NEOs are eligible to elect deferral of their cash salary and bonus under the Deferred Compensation Plan. None of the NEOs elected to defer any of their 2011 compensation under the Deferred Compensation Plan. The funds selected for hypothetical investments in 2011 by the NEOs with balances from prior years in the Deferred Compensation Plan, and the 2011 annual gain (or loss) on investment for each of these funds, were: Wells Fargo Advantage Index Fund: 1.9%; Dreyfus Appreciation Fund: 7.62%; and Janus Overseas Fund: (32.7)%.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2011

The following table shows the aggregate earnings or loss in 2011 and the balances as of December 31, 2011 for the NEOs under the Deferred Compensation Plan.

Name	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawls Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(1)
Donald G. Southwell	—	—	—
Dennis R. Vigneau	—	—	—
Scott Renwick	—	—	—
Edward J. Konar	1,029	—	24,340
John M. Boschelli	—	—	—

(1) The balance shown in this column represent the balance for Mr. Konar based on prior deferrals plus earnings or losses accrued through December 31, 2011. Of the amount shown in this column for Mr. Konar, the portion representing his original deferral amount for 2010 was previously reported as compensation in the Company's SUMMARY COMPENSATION TABLE for 2010.

Potential Payments Upon Termination or Change in Control

The following narrative describes the applicable terms of the agreements or plans that would provide benefits to the NEOs if their employment had been terminated on December 31, 2011. The table below shows benefits that would have been payable to the NEOs as a direct result of either a change in control of the Company or the death or disability of the individual officer, had such an event occurred on December 31, 2011. These amounts would have been payable pursuant to individual severance agreements ("Severance Agreements") between the NEOs and the Company in connection with a "change in control" of the Company, as described below, or individual grant agreements executed with the Company in connection with cash bonus, stock option and/or restricted stock awards they received. None of the NEOs is a party to any other individual employment agreement with the Company that would entitle him to receive any severance payments or other termination benefits from the Company.

Retirement Plans

In addition to the amounts shown in the table below, the NEOs would have been entitled to receive benefits to which they have vested rights upon retirement under the Pension Plan and SERP (or DC Plan and DC SERP) as described and quantified above in the section captioned "Pension Benefits," and benefits that are generally available to salaried employees of the Company and do not discriminate in scope, terms or operation in favor of executive officers. These include benefits payable: (i) upon termination of employment, such as payments of 401(k) Plan distributions and accrued vacation; and (ii) upon death or disability, such as life, business travel or long-term disability insurance. In addition, under the Deferred Compensation Plan, Mr. Konar might have been entitled to receive distributions in accordance with his previously chosen elections under the plan, as described above in the section captioned "Deferred Compensation Plan."

In the case of Messrs. Southwell, Renwick or Konar, a voluntary early retirement election effective December 31, 2011 would have entitled him to receive vested benefits under the Pension Plan and SERP, actuarially reduced to give effect to his age on such date. The specific retirement benefit amounts that would have been paid would have been determined in accordance with the form of distribution elected by such individual and based on the present values shown above in the Pension Benefits table. Mr. Vigneau was not eligible to participate in the Company's retirement plans as of December 31, 2011, and Boschelli had not reached early retirement age as of December 31, 2011 and so was not yet eligible to begin receiving retirement benefits as of December 31, 2011.

Severance Agreements

The Company has entered into Severance Agreements with the NEOs that provide them with various severance benefits in the event their employment terminates under certain circumstances within two years after a "change in control." Such benefits are also payable to such officers in the event their employment is involuntarily terminated (other than for cause, disability or death) or voluntarily terminated with "good reason", in either case in anticipation of a change in control. Under the Severance Agreements, a "change in control" is deemed to occur if any person (excluding certain defined persons) is or becomes, directly or indirectly, the beneficial owner of 25% or more of the voting power of the Common Stock, or the individuals who comprised the Company's Board of Directors on the date of the Severance Agreement, or any of the individuals they nominate, cease to comprise a majority of the Board, or if, under the circumstances specified in the Severance Agreements, a merger or consolidation of the Company or sale of substantially all of the Company's assets is consummated or a liquidation or dissolution plan is approved by the Company's shareholders.

If applicable, each NEO would be entitled under the Severance Agreements to: (i) a lump-sum severance payment based on a multiple of three (for Mr. Southwell) or two (for the other NEOs) of his annualized salary; (ii) continuation for up to three years (in the case of Mr. Southwell) or two years (for the other NEOs) of the life and health insurance benefits that were being provided by the Company to such officer and his family immediately prior to termination; and (iii) outplacement services at the Company's expense for up to fifty-two weeks.

Performance Incentive Plan Awards

Had there been a change in control of the Company (as defined under the applicable award agreements) as of December 31, 2011, the applicable performance period for any outstanding Annual

PIP Award or Multi-Year PIP Award would have ended on such date. The amount of the payout due under each such award would have been the greater of the payout due: (a) based on the actual results for the revised performance period relative to the applicable performance goal(s) for the award; or (b) at the target performance level for the award for the revised performance period.

If the employment of one of the NEOs had terminated as of December 31, 2011 due to his death or disability, the applicable performance period for any outstanding Annual PIP Award or Multi-Year PIP Award would have ended on such date. The amount of the payout due under each such award would have been the amount due at the target performance level for such award for the revised performance period.

If the employment of one of the NEOs had terminated as of December 31, 2011 due to his retirement, the determination of any payouts under any outstanding Annual PIP Award or Multi-Year PIP Award would have been based on the actual performance results determined at the end of the original performance period for the award, but the amount due would have been prorated based on the ratio of the number of months that he was employed during the performance period to the total number months in the performance period. The amount due would have been paid at the same time as the payouts under the respective Annual and Multi-Year PIP Awards to active plan participants.

If the employment of a NEO had terminated as of December 31, 2011 for any other reason, any outstanding Multi-Year PIP Award would have been forfeited on the termination date.

Equity-Based Awards

Stock Option Awards and Time-Based Restricted Stock Awards

If there had been a change in control of the Company (as defined under the applicable grant agreements) as of December 31, 2011, the status of any outstanding unvested stock option awards held by an NEO, would have been determined by the Company's Board of Directors from one of four alternatives provided in the respective plans, one of which is the immediate vesting of the award. If the employment of an NEO had terminated as of December 31, 2011 due to his death or disability, any outstanding unvested stock option or time-based restricted stock awards would have vested on the termination date. If the employment of a NEO had terminated as of December 31, 2011 for any other reason, such outstanding unvested stock option or time-based restricted stock awards would have been forfeited on the termination date.

Performance-Based Restricted Stock Awards

If the employment of a NEO had terminated as of December 31, 2011 due to his death or disability, or if there had been a change in control of the Company (as defined under the applicable grant agreements), the performance period for any outstanding performance-based restricted stock awards held by such officer would have ended on the termination date. The shares granted under each award would have vested in an amount equal to the number of shares that would vest at the target performance level, reduced pro-rata to reflect the ratio of the number of months in the revised performance period to the total number months in the original performance period.

If the employment of a NEO had terminated as of December 31, 2011 due to his retirement and cessation of all services for the Company, and, as of such date, he was eligible for early retirement under a Company-sponsored retirement plan and had elected to begin receiving benefits thereunder, then any outstanding performance-based restricted stock awards would remain outstanding until the end of the original performance period and then vest or be forfeited as determined based on actual performance results, but in an amount equal to a pro-rata portion of the number of shares that would vest at the target performance level, based on the ratio of the number of months that he was employed during the performance period to the total number months in the performance period. However, if, as of such termination date, he was eligible for early retirement under a Company-sponsored retirement plan but did not elect to begin receiving benefits thereunder, any outstanding unvested performance-based restricted stock awards would have been forfeited on the termination date.

If the employment of a NEO had terminated as of December 31, 2011 for any other reason, any outstanding performance-based restricted stock awards would have been forfeited on the termination date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL AT 12/31/2011

The following table sets forth information concerning payments and benefits that would have become payable to the NEOs in connection with the termination of their employment as of December 31, 2011 resulting from a change in control of the Company or the death or disability of the individual officer:

Type of Event	Donald G. Southwell ($)	Dennis R. Vigneau ($)	Scott Renwick ($)	Edward J. Konar ($)	John M. Boschelli ($)
Change in Control					
Lump-Sum Severance Payments(1)	3,000,000	1,100,000	1,060,000	600,000	570,000
Accelerated Stock Options(2)	943,750	395,813	115,556	86,950	49,200
Accelerated Time-Based Restricted Stock(2)(3)	—	368,100	—	—	—
Accelerated Performance-Based Restricted Stock(2)(3)	873,600	48,533	179,573	135,893	28,630
Annual PIP Awards(4)	500,000	275,000	265,000	—	4,988
Multi-Year PIP Awards(5)	950,000	91,667	441,667	130,000	209,000
Life Insurance Continuation Premium(6)	50,580	16,352	33,720	19,709	10,659
Health Insurance Continuation Premium(6)	25,897	28,486	22,759	20,891	22,759
Outplacement Services(6)	40,000	40,000	40,000	40,000	40,000
280 G Reduction of Benefits(7)	(976,000)	(48,000)	(343,000)	—	—
Total	5,409,827	2,315,951	1,815,275	1,033,443	935,236
Death or Disability					
Accelerated Stock Options(2)(8)	943,750	395,813	115,556	86,950	49,200
Accelerated Time-Based Restricted Stock(3)(8)	—	368,100	—	—	—
Accelerated Performance-Based Restricted Stock(3)(8)	873,600	48,533	179,573	135,893	28,630
Annual PIP Awards(4)	500,000	275,000	265,000	—	4,988
Multi-Year PIP Awards(5)	950,000	91,667	441,667	130,000	209,000
Total	3,267,350	1,179,113	1,001,796	352,843	291,818

(1)   The amounts shown represent severance payable under the Severance Agreements.

(2) The amounts shown assume that the Board of Directors elected to accelerate the vesting of these stock options and restricted stock shares as of December 31, 2011. The amounts shown represent the value of the stock options and restricted stock that would have been subject to accelerated vesting as of December 31, 2011. The total numbers and market values of shares subject to unvested stock options, and the exercise prices thereof, and of unvested restricted stock awards are set forth in the OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END table.

(3) The accelerated restricted stock value shown was calculated using the closing price ($29.12) of a share of Common Stock on December 31, 2011. For the three-year performance period ending on December 31, 2011, the value included in the table represents 100% of a payout at the target performance level. For the three-year performance period ending on December 31, 2012, the value included in the table represents two-thirds of a payout at the target performance level. For the three-year performance period ending on December 31, 2013, the value included in the table represents one-third of a payout at the target performance level.

(4) The amounts shown represent estimated values of payouts under the 2011 Annual PIP Awards resulting from a hypothetical termination event as of December 31, 2011. Under such an event, the amount of the payout would have been the greater of the payout due based on the actual performance results or at the target performance level. The payout at the target performance level under the 2011 Annual PIP Awards for all the NEOs other than Messrs. Konar exceeded the payout due based on actual performance results. Accordingly, the excess of the payout at the target performance level over the payout due based on actual performance results is included in the table. For Messrs. Southwell, Vigneau and Renwick, payout based on actual performance results was zero, so the entire target level payout is included in the table. For Mr. Boschelli, the excess of payout at target level over the payout based on actual performance results is included in the table. In the case of Mr. Konar, no payment is included in the table because the actual performance results exceeded the target performance level under his 2011 Annual PIP Award, entitling him to receive the payout whether there was or was not a termination event on December 31, 2011. The processes for determining Annual PIP Awards payouts under possible termination events are described in the narrative preceding this table.

(5) The amounts shown represent estimated values of payouts under the 2009, 2010 and 2011 Multi-Year PIP Awards resulting from a hypothetical termination event as of December 31, 2011. Under such an event, the amount of the payout for each award would have been the greater of the payout due based on the actual performance results or at the target performance level. The payout under the 2009 Multi-Year PIP Award for all NEOs other than Mr. Konar was zero based on actual performance results, so the entire target level payout is included in the table. In the case of Mr. Konar, no payment is included in the table for his 2009 Multi-Year Award because the actual performance results exceeded the target performance level, entitling him to receive the payout whether there was or was not a termination event on December 31, 2011. For the 2010 and 2011 Multi-Year PIP Awards for all NEOs, the amounts included in the table represent two-thirds of an estimated payout at the target performance level for the three-year performance period ending on December 31, 2012 and one-third of an estimated payout at the target performance level for the three-year performance period ending on December 31, 2013. The processes for determining Multi-Year PIP Award payouts under possible termination events are described in the narrative preceding this table.

(6) The amounts shown are the estimated costs to the Company to provide continuation of life and health insurance benefits for up to three years (in the case of Mr. Southwell) or two years (for the other NEOs) and outplacement services for fifty-two weeks pursuant to the Severance Agreements.

(7) The amounts shown represent estimated reductions in the amounts of total payments to the respective NEOs resulting from a hypothetical change in control as of December 31, 2011 pursuant to a provision in their Severance Agreements that would require such reductions to ensure that the payments would not be subject to excise taxes under Sections 4999 and 280G of the Internal Revenue Code. Such amounts were computed using safe harbors contained in regulations to Section 280G; however, whether actual payments would or would not be subject to Sections 4999 and 280G of the Internal Revenue Code would have been determined based on the specific facts of the actual transaction resulting in a change of control.

(8) Acceleration of the vesting of stock options awarded on or after February 1, 2005 (including restorative options granted in connection with the exercise thereof), and of the vesting of all restricted stock, would occur automatically upon the death or disability of the restricted stock holder pursuant to the terms of the applicable plans and grant agreements. In accordance with the terms of the plans and grant agreements applicable to stock options granted to NEOs as original awards prior to February 1, 2005 (and restorative options granted in connection with the exercise thereof), vesting would not accelerate on the death or disability of the option holder as of December 31, 2011.

Incorporation by Reference

Notwithstanding any general statement to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate this Proxy Statement into such filings, the Audit Committee Report and the Compensation Committee Report contained in this Proxy Statement are not to be incorporated by reference into any such filings, nor are they to be deemed soliciting material or deemed to be filed under such Acts.

****

This Proxy Statement and the form of proxy are being mailed and delivered to the Company's shareholders by the authority of the Board of Directors.

C. Thomas Evans, Jr.
Secretary

Supplement to Compensation Discussion and Analysis

The following information supplements the disclosures in the Compensation Discussion and Analysis section of the Company's Proxy Statement under the heading "Performance Incentive Plan Awards," beginning on page 34:

The 2011 PIP Awards granted to the NEOs are discussed in the above-referenced section of the Company's Proxy Statement.

2011 Annual PIP Awards

Key Performance Criteria and Target Multiplier under 2011 Annual PIP Awards to Messrs. Southwell, Renwick and Vigneau:

Performance Criteria	Definition of Key Terms	Determination of Target Multiplier
Annual Kemper Consolidated Earned Premium & Auto Finance Revenue Growth	**Annual Kemper Premium and Auto Finance Revenue Growth** is defined as the percentage change in consolidated Earned Premium and Auto Finance Revenues in 2011 from such revenues in 2010.	At the end of the Performance Period, a Target Multiplier was derived from the Annual 2011 Corporate Performance Matrix based on achievement of the performance goals, with straight-line interpolation for performance between points on the matrix.
Annual Kemper Consolidated Profit Margin	**Annual Kemper Profit Margin** is defined as consolidated Net Income From Operations divided by Earned Premium and Auto Finance Revenues.	

Key Performance Criteria and Target Multiplier under 2011 Annual PIP Awards to Mr. Konar:

Performance Criteria	Definition of Key Terms	Determination of Target Multiplier
Annual Earned Premium Growth Rates for Kemper Home Service Companies (weighted 90%) & Reserve National (weighted 10%)	**Annual Earned Premium Revenue Growth** is defined as the percentage change in Earned Premium Revenues in 2011 from such revenues in 2010.	At the end of the Performance Period, Target Multipliers were derived from the 2011 Performance Matrices applicable to the Kemper Home Service Companies and Reserve National based on achievement of the performance goals, with straight-line interpolation for results falling in between points on the matrices. A single Target Multiplier was then determined from the weighted average of the Target Multipliers of the Kemper Home Service Companies (90% weighting) and Reserve National (10% weighting).
Annual Profit Margin for Kemper Home Service Companies (weighted 90%) & Reserve National (weighted 10%)	**Annual Profit Margin** is defined as Net Income From Operations divided by Earned Premium Revenues.	

For illustrative purposes, an abbreviated version of the 2011 Annual PIP Award Matrix for Kemper Home Service Companies is shown below; the 2011 Annual PIP Award Matrix for Reserve National is a similar two-dimensional matrix:

Sample Target Multiplier Calculation From
Kemper Home Service Companies - Life and Fire Operations (Combined)
Performance Matrix—2011 Annual & Multi-Year Awards

Earned Premium Revenue Growth Rates(%)*	Target Multipliers for 2011 Annual & Multi-Year PIP Awards (%)					
10.0	91.4	139.7	192.5	200.0	200.0	200.0
5.0	65.7	103.0	144.8	177.1	200.0	200.0
0.0	0.0	56.3	84.0	116.3	153.0	194.3
-5.0	0.0	0.0	52.3	84.5	121.3	162.5
-10.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit Margin (%)**	**11.50**	**13.00**	**14.50**	**16.00**	**17.50**	**19.00**

* Ranges from -10% to 10% in 1% increments in full matrix document

** Ranges from 11.5% to 19% in 0.5% increments in full matrix document

Key Performance Criteria and Target Multiplier under 2011 Annual PIP Awards to Mr. Boschelli:

The Target Multiplier applicable to the 2011 Annual PIP Award to Mr. Boschelli was determined by computing a weighted average of the Target Multipliers derived for the following four performance criteria for the Performance Period ending December 31, 2011:

Performance Criterion 1	Annual Excess Return from Corporate Investments (v. WAPR) (weighted 20%)
Performance Criterion 2	Annual Excess Return from Pension Investments (v. Benchmark) (weighted 5%)
Performance Criterion 3	Annual Pre-Tax Equivalent Net Investment Income Yield (weighted 50%)
Performance Criterion 4	Annual Kemper Consolidated (1) Earned Premium & Auto Finance Revenue Growth; (2) Profit Margin (weighted 25%)

These performance criteria are described in more detail below:

Performance Criteria	Definition of Key Terms	Determination of Target Multiplier
Annual Excess Return from Corporate Investments (assigned 20% weight).	**Annual Excess Return from Corporate Investments** is determined by comparing the actual "Kemper 12 Month Total Investment Return" performance of Kemper's Investment Portfolio to the results of a "Weighted Average Peer Return" ("WAPR") for the Performance Period. Excess Return is expressed in basis points.	At the end of the Performance Period, Annual Excess Return From Corporate Investments was compared to the Performance Matrix For Corporate Investments (assigned 20% weight, see chart below) to determine the Target Multiplier, with straight-line interpolation for results falling in between points on the matrix.
Annual Excess Return from Pension Investments (assigned 5% weight).	**Annual Excess Return from Pension Investments** is determined by comparing the actual "Kemper 12 Month Total Investment Return" performance of Kemper's Investment Portfolio to the results of a WAPR for the Performance Period. Excess Return is expressed in basis points.	Annual Excess Return from Pension Investments were compared to the Performance Matrix For Pension Investments (assigned 5% weight, see chart below) to determine the Target Multiplier, with straight-line interpolation for results falling in between points on the matrix.
Annual Pre-Tax Equivalent Net Investment Income Yield (assigned 50% weight).	**Annual Pre-Tax Equivalent Net Investment Income Yield** is determined using the following formula: Pre-Tax Equivalent Net Investment Income / ((Total Investments at the beginning of the Performance Period + Total Investments at the end of the Performance Period)/2)	Annual Pre-Tax Equivalent Net Investment Income Yield for the Performance Period of Kemper's Investment Portfolio was compared to the Performance Matrix for Pre-Tax Equivalent Net Investment Income Yield (assigned 50% weight, see chart below) to determine the Target Multiplier, with straight-line interpolation for results falling in between points on the matrix.
Annual Kemper Consolidated (1) Earned Premium & Auto Finance Revenue Growth; (2) Profit Margin (assigned 25% weight).	**Annual Kemper Earned Premium and Auto Finance Revenue Growth** is defined as the percentage change in consolidated Earned Premium and Auto Finance Revenues in 2011 from such revenues in 2010. **Annual Kemper Profit Margin** is defined as consolidated Net Income From Operations divided by Earned Premium and Auto Finance Revenues.	At the end of the Performance Period, a Target Multiplier was derived from the Annual 2011 Corporate Performance Matrix (assigned 25% weight) based on achievement of the performance goals, with straight-line interpolation for results falling in between points on the matrix.

For illustrative purposes, abbreviated versions of the 2011 Annual PIP Award Matrices for Performance Criteria 1 – 3 are shown below; the matrix applicable to Performance Criteria 4 is the Annual 2011 Corporate Performance Matrix described above with respect to the 2011 Annual PIP Awards to the other NEOs other than Mr. Konar:

Sample Target Multiplier Calculation From
2011 Annual PIP Award Performance Matrices for Mr. Boschelli
(Performance Criteria 1-3)

Performance Level	Abbreviated Performance Matrix for Corporate Investments Weighted 20%		Abbreviated Performance Matrix for Pension Investments Weighted 5%		Abbreviated Performance Matrix for Pre-Tax Net Investment Income Yield Weighted 50%	
	Excess Return Basis Points (#)	Target Multiplier (%)	Excess Return Basis Points (#)	Target Multiplier (%)	Pre-Tax Equivalent Net Investment Income Yield (#)	Target Multiplier (%)
Maximum	200	200	200	200	7.50	200
Target	—	100	—	100	5.50	100
Threshold	(100)	50	(100)	50	4.50	50
Below Threshold	Below (100)	0	Below (100)	0	Below 4.50	0

Award Calculation Applicable to 2011 Annual PIP Awards to the NEOs:

The Target Multiplier derived from the applicable performance matrices for each 2011 Annual PIP Award to each NEO will be applied such NEO's Target Bonus Percentage to arrive at the Award Percentage. The determination of the amount of the payout, if any, under such award is calculated by multiplying the NEO's Award Percentage by his or her Base Salary.

Target Multiplier * NEO's applicable Target Bonus Percentage = Award Percentage

Award Percentage * Base Salary = Final Cash Award payable under the Plan

Base Salary for Annual PIP Awards is the NEO's base salary in effect as of April 1st of the applicable annual Performance Period.

2011 Multi-Year PIP Awards

Definitions of Key Performance Criteria under 2011 Multi-Year PIP Awards to Messrs. Southwell, Renwick and Vigneau:

The **Performance Criteria** are the 3-year average of Kemper's consolidated (1) Revenue Growth; and (2) Return on Equity, as defined below, and are incorporated into the 2011 Multi-Year Performance Matrix, which has Return on Equity on the X axis and Revenue Growth on the Y axis. At the end of the Performance Period, which ends December 31, 2013, a Target Multiplier will be derived from such matrix based on achievement of the performance goals, with straight-line interpolation for performance between points on the matrix.

Revenue Growth is defined as the three-year compound annual growth rate, calculated as [(A/B)^(1/3)-1], where A = Total Revenues excluding Net Realized Investment Gains (Losses) on Sales of Investments and Net Impairment Losses Recognized in Earnings as reported in the 2013 Kemper Annual Report on Form 10-K ("Annual Report") and B = Total Revenues excluding Net Realized Investment Gains (Losses) on Sales of Investments and Net Impairment Losses Recognized in Earnings as reported in the 2010 Annual Report.

Return on Equity is defined as the return on average shareholders' equity, which shall be computed by dividing the sum of GAAP Net Income as reported in the Annual Reports for each of the three years in the Performance Period by the sum of the Average Shareholders' Equity for each of the three years.

Average Shareholders' Equity is defined as the simple average of Total Shareholders' Equity as reported in the Annual Reports for the beginning and end of year for each year in the Performance Period.

Definitions of Key Performance Criteria under 2011 Multi-Year PIP Awards for Mr. Konar:

The **Performance Criteria** are the 3-year average of: (1) Earned Premium Revenue Growth; and (2) Profit Margin, each determined for Kemper Home Service Companies (weighted 90%) and Reserve National (weighted 10%), as defined below, and are incorporated into the 2011 Multi-Year Performance Matrix for Kemper Home Service Companies and Reserve National, which has Profit Margin on the X axis and Earned Premium Revenue Growth on the Y axis. At the end of the Performance Period, which ends December 31, 2013, a Target Multiplier will be derived from such matrix based on achievement of the performance goals, with straight-line interpolation for performance between points on the matrix.

Profit Margin is defined as the sum of Net Income From Operations for each of the three years in the Performance Period ending 12/31/13 divided by the sum of the Earned Premium Revenues for the same three-year period for both Kemper Home Service Companies and Reserve National.

Earned Premium Revenue Growth is defined as the three-year compound annual growth rate, calculated as [(A/B)^(1/3)-1], where A = 2012 Earned Premium Revenues and B = 2009 Earned Premium Revenues for both Kemper Home Service Companies and Reserve National.

Earned Premium Revenues is defined as Net GAAP Earned Premium Revenues for Kemper Home Service Companies and Reserve National.

Net Income From Operations is the sum of the net income amounts for Kemper Home Service Companies and Reserve National. Corporate divisions of both companies are excluded from this calculation.

Definitions of Key Performance Criteria under 2011 Multi-Year PIP Awards for Mr. Boschelli:

The Target Multiplier applicable to the 2011 Multi-Year PIP Award to Mr. Boschelli will be determined by computing a weighted average of the Target Multipliers derived for the following four performance criteria for the Performance Period ending December 31, 2013:

Performance Criterion 1   3-Year Excess Return from Corporate Investments (v. WAPR) (weighted 20%)

Performance Criterion 2   3-Year Excess Return from Pension Investments (v. Benchmark) (weighted 5%)

Performance Criterion 3   3-Year Pre-Tax Equivalent Net Investment Income Yield (weighted 50%)

Performance Criterion 4   3-Year Kemper Consolidated Revenue Growth and Return on Equity (weighted 25%)

The definition of key performance criteria under the 2011 Multi-Year PIP Awards, and the method for determining the related Target Multipliers, are the same as those described above under the 2011 Annual PIP Awards for Mr. Boschelli. Exceptions are as described below.

Performance Criterion 1   **Weighted Average Peer Return ("WAPR)"** and Kemper's **Total Returns for the Multi-Year Incentive Award** will be calculated as a simple average of the three Kemper **12 Month Total Investment Return** calculations for the three years of the Performance Period covered.

Performance Criterion 2   **The Policy Portfolio Return for Pension Investments (Policy Portfolio Return)** would represent an average of the beginning of year balances for each of the three years in the Performance Period.

Performance Criterion 3   All aspects of the calculation for the **Pre-Tax Equivalent Net Investment Income Yield**, for the Multi-Year Incentive Award would follow the same method as that of the annual award for the 3 year Performance Period.

Performance Criterion 4   See definitions of key performance criteria under 2011 Multi-Year PIP Awards for Messrs. Southwell, Renwick and Vigneau.

